T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

Branch 22
811-2958

03044084

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

December 10, 2003

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

RECD S.E.C.
DEC 1 2 2003
1086

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.
In the Circuit Court Third Judicial Circuit; Madison County, Illinois
Cause No.: 03-L-1253
In the United States District Court for the Southern District of Illinois
Case No.: 03-CV-673 WDS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

Exhibit A:	Order (Recusal of Judge Stiehl)
Exhibit B:	Motion to Sever
Exhibit C:	Plaintiffs' Motion to Remand For Lack of Subject Matter Jurisdiction
Exhibit D:	Motion to Transfer and Memorandum in Support Thereof

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosures
cc: ✓Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\WOODBURYSECLTR2.doc

T.RowePrice
INVEST WITH CONFIDENCE

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
v.	)	**CAUSE NO. 03-CV-673-WDS**
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	FILED OCT 30 2003 CLERK, U.S. DISTRICT COURT SOUTHERN DISTRICT OF ILLINOIS EAST ST. LOUIS OFFICE
Defendants.	)	

ORDER

STIEHL, District Judge:

This undersigned judge hereby **RECUSES** himself in the above matter, and **TRANSFERS** this case to the Clerk of the Court for reassignment.

IT IS SO ORDERED.

DATED: 30 October 2003

[signature]
DISTRICT JUDGE

NOTE: Case is reassigned to District Judge David R. Herndon and case number becomes 03-673-DRH. All further filings must contain

EXHIBIT B

In the United States District Court
for the Southern District of Illinois

FILED

03 NOV -6 AM 11:28

CLERK
U.S. DISTRICT COURT
SOUTHERN DISTRICT OF IL
EAST ST. LOUIS OFFICE

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated, Plaintiffs, - against - T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc., Defendants.	03-cv-673 WDS

RECEIVED
2003 NOV 17 A 8:43
T. ROWE PRICE
LEGAL DEPT.

Motion to Sever

Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International Inc. (collectively "T. Rowe Price") and AIM International Funds, Inc. and A I M Advisors, Inc. (collectively "AIM"), respectfully move this Court for an order pursuant to Rule 21, Fed.R.Civ.P., severing the claims against T. Rowe Price, AIM, and Artisan Funds, Inc. and Artisan Partners Limited Partnership (collectively "Artisan"), from the claims against each of the other pairs of defendants. In support of their motion, T. Rowe Price and AIM attach their Memorandum in Support of Motion to Sever. These papers establish that the claims against T. Rowe Price, AIM and Artisan are impermissibly joined since the claims for relief against each of them do not arise out of the same transaction, occurrence, or series of transactions or occurrences, as required by Rule 21, Fed.R.Civ.P. Severance will also promote judicial efficiency and avoid substantial confusion.

Wherefore, defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc., and AIM International Funds, Inc. and A I M Advisors, Inc. respectfully request that this Court enter an order severing the claims against each pair of defendants from the claims against the two other pairs of defendants, and granting all other relief it deems proper.

Dated this 6th day of November, 2003.

Respectfully submitted,

Pollack & Kaminsky

by: ______________________________
Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP

by: ______________________________
Frank N. Gundlach
Glenn E. Davis

One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc., and AIM International Funds, Inc. and A I M Advisors, Inc.

Certificate of Service

A copy of the foregoing document was mailed, postage prepaid, this 6th day of November, 2003, to the following:

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Klint Bruno
Law Offices of Klint Bruno
1131 Lake Street
Oak Park, Illinois 60301

Attorneys for Plaintiffs and the Class

Gordon R. Broom
Troy A. Bozarth
Burroughs, Hepler, Broom,
MacDonald, Hebrank & True LLP
103 West Vandalia St., Ste. 300
Edwardsville, Illinois 62025

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison St., Ste. 3300
Chicago, Illinois 60602-4207

Attorneys for Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W.. Ste. 900
Washington, D.C. 20005

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voekler & Allen
100 West Vandalia St., Ste. 100
Edwardsville, Illinois 62026

Attorneys for Artisan Funds, Inc.

[signature]

In the United States District Court
for the Southern District of Illinois

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated,

Plaintiffs,

- against -

T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc.,

Defendants.

03-cv-673 WDS

MEMORANDUM IN SUPPORT OF
MOTION TO SEVER: RULE 20(a) FED.R.CIV.P.

Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc., and AIM International Funds, Inc. and A I M Advisors, Inc.

Preface

T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. (hereinafter "T. Rowe Price"); and (2) AIM International Funds, Inc. and A I M Advisors, Inc. (hereinafter "AIM") move, pursuant to Rule 21, Fed.R.Civ.P., to sever the claims against them from the claims against each other and from the claims against the third set of defendants, Artisan Funds, Inc. and Artisan Partners Limited Partnership (hereinafter "Artisan"). The First Amended Complaint fails to satisfy the requirements of Rule 20(a), Fed.R.Civ.P., for permissive joinder of multiple defendants. Specifically, the separate claims for relief against each of the three sets of defendants are not "in respect of or arising out of the same transaction, occurrence, or series of transactions or occurrences" (emphasis supplied).

In Nelson v. A I M Advisors, Inc., 2002 U.S. Dist. LEXIS at *1314, a precedent squarely on point, Judge Reagan of this Court severed the claims against each fund group from the claims against all other fund groups since the claims arose out of separate decisions and separate conduct of the different fund groups, even though all claims against all defendants rested on the same legal theory, stating (at *13-14):

"With these principles in mind, the Court finds that Plaintiffs' claims do not arise out of the same 'transaction, occurrence, or series of transactions or occurrences' as required under Rule 20. Although Plaintiffs' claims against all Defendants are pled under the same legal theory, it is only in this abstract sense that Plaintiffs' claims share anything in common. On the immediate and practical level which governs the application of Rule 20, Plaintiffs' claims against each Defendant pair are based upon contracts specific to that pair and no other. Therefore, each contract and the duties imposed upon each Defendant pair must be analyzed separately. The fact that Plaintiffs have made claims against each Defendant under identical federal statutory provisions does not mean that there are common issues of law and fact sufficient to satisfy Rule 20(a). [citation omitted]

Furthermore, the practical implications of allowing these claims to go forward suggest that joinder would not serve the policies underlying Rule 20. In order to eliminate prejudice, avoid massive confusion, and to promote judicial efficiency and order, this Court exercises its discretion under Rule 21 and severs Plaintiffs' claims against the various Defendant pairs as Defendants' motions request. [citations omitted]" (emphasis supplied)

The same result should obtain in this case.

Background

Each of the three mutual fund complexes in this case (T. Rowe Price, AIM and Artisan) operates totally separate fund organizations. Each services and manages its own named fund, and only its own fund. None of the three pairs of defendants has any relationship to either of the other two pairs of defendants. For example, none of the three provides any of the valuation services at the core of this case to either of the other two sets of defendants. The valuation decisions made for each named fund were totally separate from and unrelated to the valuation decisions made for the other named mutual funds. Nobody at AIM or Artisan made a valuation decision for the T. Rowe Price fund. Nobody at Artisan or T. Rowe Price made a valuation decision for the AIM fund. And nobody at AIM or T. Rowe Price made a valuation decision for the Artisan fund.

Furthermore, each named fund has its own separate valuation procedures and policies. Each also has its own separate board of directors overseeing its valuation services.

In short, these are three separate and factually distinctive disputes.

The First Amended Complaint

The First Amended Complaint in this action does not (and could not) allege that the challenged valuations of the three separate mutual funds arose out of "the same transaction, occurrence or series of transactions or occurrences." Rather, plaintiffs have asserted separate claims against the three different mutual fund complexes. Each plaintiff alleges that the set of defendants operating the mutual fund in which he or she held shares breached its duties by allegedly failing to "fair value price" foreign securities held in its portfolio.

Indeed, the First Amended Complaint demonstrates the complete separateness of the transactions and occurrences involving the three sets of defendants. It does not allege any conspiracy between and among the defendants[1]. Rather, paragraphs 5-10, 54-55, 67-68 and 80-81 allege, respectively, that each set of defendants

---

[1] However, even if plaintiffs had alleged such a scheme in their First Amended Complaint, it would be insufficient to satisfy the same transaction or occurrence requirement of Rule 21. Insolia v. Philip Morris, Inc., 186 F.R.D. 547, 549 (W.D. Wis. 1999) (severance granted for failure to satisfy same transaction or occurrence requirement since "Rule 20 demands more than the bare allegation that all plaintiffs are victims of a fraudulent scheme perpetrated by one or more defendants"); Bennett v. School Directors of District 115, 1996 U.S. Dist. LEXIS 12466 at **7, 8 (granting severance despite allegation of "conspiracy" where factual basis for conspiracy allegation not shown); Papagiannis v. Pontikis, 108 F.R.D. 177, 179 (N.D. Ill. 1995) (misjoinder, notwithstanding allegation of "fraudulent scheme" among defendants, where plaintiffs' claims involved different contracts at different times and thus "did not involve the 'same transaction [or] occurrence'").

had a role in sponsoring or managing its own mutual fund — those paragraphs do not mention either of the other two sets of defendants (i.e. paras. 5-6 and 67-68 refer only to T. Rowe Price; paras. 7-8 and 54-55 refer only to Artisan; paras. 9-10 and 80-81 refer only to AIM). Separate claims are asserted against each separate set of defendants (i.e. Counts I and II: Artisan; III and IV: T. Rowe Price; and V and VI: AIM). Thus, the First Amended Complaint does not (and cannot) allege a single valuation decision for a fund where more than one of the defendant groups was involved. Similarly, each of the plaintiffs holds and owns shares in one, but only one, of the three mutual funds in this case (para. 11: Parthasarathy holds Artisan International Fund; para. 12: Woodbury holds T. Rowe Price International Stock Fund; and para. 13: Stuart Allen Smith and Sharon Smith hold AIM European Growth Fund). In sum, each plaintiff has a separate, distinct dispute with only the separate set of defendants which allegedly operated and managed the fund in which he or she invested.

ARGUMENT

I. A Severance Should Be Ordered Since <u>the Claims are Impermissibly Joined</u>

The requirements for permissive joinder of claims against different defendants are set forth in Rule 20(a) of the Federal Rules of Civil Procedure. Rule 20(a) contains two separate requirements, each of which must be met for joinder to be proper. Those requirements are: (1) that the claims for relief against each defendant are "in respect of or arising out of the <u>same</u> transaction, occurrence, or series of transactions or occurrences", and (2) that a "question of law or fact common to all defendants will arise in this action". If claims have been "misjoined", the court is authorized by Rule 21 of the Federal Rules of Civil Procedure to sever the claims against the different defendants and proceed with them separately. Rule 21 states that, although "[m]isjoinder of parties is not ground for dismissal of an action", the claims "against a party may be severed and proceeded with separately".

Even where a plaintiff alleges claims involving common questions of fact and/or law, joinder is improper if the claims arise out of different transactions or occurrences, and the courts will sever those claims. <u>Intercon Research Associates, Inc</u>. v.

Dresser Industries, 696 F.2d 53, 57 (7th Cir. 1982); Nelson v. A I M Advisors, Inc., 2002 U.S. Dist. LEXIS 5101, at *13-14 (S.D.Ill. March 8, 2002); Bailey v. Northern Trust Co., 196 F.R.D. 513, 515 (N.D. Ill. 2000); Insolia v. Philip Morris, Inc., 186 F.R.D. 547, 549 (W.D. Wis. 1999); Androphy v. Smith & Nephew, Inc., 31 F.Supp.2d 620, 623 (N.D. Ill. 1998); Randleel v. Pizza Hut of America, Inc., 182 F.R.D. 542, 545 (N.D. Ill. 1998); Bennett v. School Directors of District 115, 1996 U.S. Dist. LEXIS 12466, at *8 (N.D. Ill. 1996); Minasian v. Standard Chartered Bank, 1994 U.S. Dist. LEXIS 10218, at *8-12 (N.D. Ill. 1994); Papagiannis, supra, 108 F.R.D. at 179; Sun-X Glass Tinting of Mid-Wisconsin v. Sun-X International, 227 F.Supp. 365, 373-74 (W.D. Wis. 1964). See also: Thompson v. Boggs, 33 F.3d 847, 858 (7th Cir. 1994).

In Intercon Research, 696 F.2d at 57, the Seventh Circuit held that a plaintiff seeking to join claims against different defendants under Rule 20(a) must satisfy the "two specific requirements for permissive joinder of defendants" set forth above. The Court ruled that joinder of claims against Dresser Industries in that action was improper, since the claims against the other defendants "involve[d] a series of transactions separate and distinct from the events purportedly giving rise to the plaintiff's claim" against Dresser Industries, even though (unlike the case at bar) there had been contact between the different defendants with respect to the matters at issue.

In Androphy, 31 F.Supp.2d at 623, Judge Bucklo also granted a severance motion holding that although "[t]here is a common question of law or fact here", the defendants are "separate companies that independently design, manufacture and sell different products in competition with each other", so that "[c]learly, the common transaction requirement has not been met...." Accord: Randleel, 182 F.R.D. at 544-45 (severance ordered even though "plaintiffs have asserted claims under identical federal statutory provisions" barring racial discrimination since the alleged discrimination occurred in different places by different people at different times); Minasian, 1994 U.S. Dist. LEXIS 10218 at **8-12 (severance of claims by different plaintiffs against the same defendant where its conduct vis-a-vis the two sets of plaintiffs, although similar in nature, involved separate transactions and occurrences); Sun-X Glass Tinting, 227 F.Supp. at 374-75 (same).[2]

[2] See also: Dembroski v. CSX Transportation, Inc., 157 F.R.D. 28, 29-30 (S.D. Miss. 1994) (severance where separate accidents involved different parties, places and events, even though there was a single common defendant); Cohen v. District of Columbia Nat'l Bank, 59 F.R.D. 84, 87 (D.D.C. 1972) (denying joinder of additional bank defendants accused of same type of conduct since they were separate entities with their own loan policies, practices and borrowers which "precludes a finding that plaintiffs' claims arise out of the same transaction or occurrence or series of transactions or occurrences").

Separate instances of "similar" conduct do *not* satisfy the "same transaction or occurrence" requirements of the joinder rule. Thus, in Papagiannis, supra (108 F.R.D. at 179), the court severed securities fraud claims by two plaintiffs against the same seller of oil wells, holding that a single transaction or occurrence is not established by two "wholly separate encounters with a confidence man [who] follows the same routine in cheating each [plaintiff]." Id. at 179. The misconduct each plaintiff alleged "necessarily require[d] individualized proof." Id; see also Minasian, supra at *3 (severing claims based upon one bank's decision to cancel two separate credit lines extended to two separate plaintiffs).[3]

Here, plaintiffs have failed to satisfy the Rule 20(a) requirement of "the same transaction, occurrence, or series of transactions or occurrences". Thus, the Court should sever those separate claims against each set of defendants.

---

[3] Notably, each of those cases involved claims against a *common* defendant. The separateness of the sets of claims in the case at bar is underscored even further by the fact that each set of claims is asserted here against a *different* group of defendants.

Conclusion

The claims against T. Rowe Price, AIM and Artisan should be severed from the claims against each other. They are not factually related and are misjoined.

Dated: November 6, 2003

Respectfully submitted,

Pollack & Kaminsky

by: [signature]
Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP

by: [signature]
Frank N. Gundlach
Glenn E. Davis
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International Inc., AIM International Funds, Inc., and A I M Advisors, Inc.

Certificate of Service

A copy of the foregoing document was mailed, postage prepaid, this 6th day of November, 2003, to the following:

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Klint Bruno
Law Offices of Klint Bruno
1131 Lake Street
Oak Park, Illinois 60301

Attorneys for Plaintiffs and the Class

Gordon R. Broom
Troy A. Bozarth
Burroughs, Hepler, Broom,
MacDonald, Hebrank & True LLP
103 West Vandalia St., Ste. 300
Edwardsville, Illinois 62025

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison St., Ste. 3300
Chicago, Illinois 60602-4207

Attorneys for Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W.. Ste. 900
Washington, D.C. 20005

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voekler & Allen
100 West Vandalia St., Ste. 100
Edwardsville, Illinois 62026

Attorneys for Artisan Funds, Inc.

____

In the United States District Court
for the Southern District of Illinois

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated, Plaintiffs, - against - T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc., Defendants.	03-cv-673 WDS

RECEIVED
NOV 06 2003
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

Order

The Motion by Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. (collectively "T. Rowe Price") and AIM International Funds, Inc. and A I M Advisors, Inc. (collectively "AIM") to Sever Claims against them is granted and the claims against T. Rowe Price, AIM, and Artisan Funds, Inc. and Artisan Partners Limited Partnership are hereby severed from the claims against the other two defendant groups (Doc. #_____).

Dated this _______ day of November, 2003.

So Ordered:

____
William D. Stiehl
United States District Judge

EXHIBIT C

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, and AIM INTERNATIONAL FUNDS, INC., a corporation, AIM ADVISORS, INC.,

Defendants.

Cause No. 03-673-DRH

PLAINTIFFS' MOTION TO REMAND
<u>FOR LACK OF SUBJECT MATTER JURISDICTION</u>

COME NOW Plaintiffs, by and through their undersigned counsel, and for their motion to remand for lack of subject matter jurisdiction, state:

1. The Court lacks subject matter jurisdiction over this case. Diversity jurisdiction does not exist because the amount in controversy does not exceed $75,000. Federal question jurisdiction does not exist because Plaintiffs have asserted no claims arising under federal law.

2. Accordingly, Defendants' removal of this case was improper, and the Court should remand the case to state court pursuant to 28 U.S.C. § 1447 for lack of subject matter jurisdiction.

WHEREFORE, for all the reasons more fully explained in Plaintiffs' Memorandum filed simultanteously herewith, Plaintiffs request that the Court enter an Order remanding this case to the Circuit Court for the Third Judicial Circuit, Madison County, Illinois, and for all other relief that this Court deems just and proper.

Respectfully submitted,

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312/286-4915

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned does hereby certify that a copy of the foregoing Motion to Remand was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box this 20th day of November, 2003:

Stephen M. Tillery

Edward T. McDermott
Anthony Zaccaria
Adniel Pollack
Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
Tel: 212/575-4700
Attorneys for Defendants T.Rowe Price International Funds, Inc., T.Rowe Price International, Inc., AIM International Funds, Inc., and AIM Advisors, Inc.

Gordon R. Broom
Troy A. Bozarth
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025
Tel: 618/656-0184
Fax: 618/656-1364
and
John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207
Tel: 312/372-1121
Attorneys for Defendant Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005
Tel: 202/508-4600
and
Robert H. Schultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, Illinois 62026
Tel: 618/656-4646
Attorneys for Defendant Artisan Funds, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

ORDER

This matter is before the Court on Plaintiffs' Motion to Remand for Lack of Subject Matter Jurisdiction. The Court, being fully advised in the premises, finds that it lacks subject matter jurisdiction over this matter. Accordingly, pursuant to 28 U.S.C. § 1447, it is hereby ORDERED that Plaintiffs' motion is GRANTED and this case is remanded to the Circuit Court for the Third Judicial Circuit, Madison County, Illinois.

SO ORDERED

____
UNITED STATES DISTRICT JUDGE

Date: ______________________, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

MEMORANDUM IN SUPPORT OF PLAINTIFFS' MOTION
<u>TO REMAND FOR LACK OF SUBJECT MATTER JURISDICTION</u>

INTRODUCTION

The defendants removed this case from state court attempting to invoke the Court's diversity and federal question jurisdiction. However, even they do not contend that any of the plaintiffs individually could recover anything even remotely approaching the $75,000 amount in controversy requirement. Instead, they attempt to recast Plaintiffs' individual, direct claims as shareholder derivative claims "on behalf of the Funds in which [Plaintiffs] owned shares" because such a claim – a claim on behalf of the Funds themselves – would, they contend, "easily exceed[]" the amount in controversy requirement. T. Rowe Price and AIM Notice of Removal (hereinafter Notice of Removal) at ¶ 5, 7; Artisan Consent to Removal (hereinafter Consent to Removal) at ¶ 7(a). Notwithstanding Defendants' argument, the law is clear that when an alleged injury to a shareholder is distinct from that suffered by the corporation, shareholders have a direct cause of action. The injury for which Plaintiffs seek to recover in this case are distinct from any the Funds may have sustained. The injury Plaintiffs have sustained is a dilution of their ownership in the Funds, an injury which the Funds themselves ***cannot*** sustain. Indeed, the Funds may actually have benefitted from the conduct at issue in this case. Accordingly, Plaintiffs' claims are not derivative claims. They are individual and direct claims which do not satisfy the $75,000 amount in controversy requirement, and the Court therefore lacks diversity jurisdiction over the case.

In the alternative, Defendants argue that Plaintiffs' claims are preempted and removable under the Securities Litigation Uniform Standards Act (SLUSA): "if and to the extent that any portion of the claims asserted by plaintiffs are individual claims, they would be claims in connection with the purchase or sale of securities, and therefore exist only (if at all) under the federal securities laws." Notice of Removal at ¶ 4(b) (citing SLUSA); Consent to Removal at ¶ 7(b). This argument fails, however, because Plaintiffs' and the proposed class' claims are claims in connection with their ***holding*** of securities, and they are ***not*** claims "in connection with the ***purchase*** or ***sale*** of securities" within the meaning of SLUSA or section 10(b) of the Securities Exchange Act of 1934 under well-established case law.

Finally, Defendants argue that Investment Company Act of 1940 (ICA) preempts Plaintiffs' state law claims. Notice of Removal at ¶ 4(c); Consent to Removal at ¶ 7(c). That argument ignores the plain language of the Act, Supreme Court precedent interpreting the Act, and the sole case which addresses and rejects the argument.

This Court lacks subject matter jurisdiction over this case. The Court should therefore remand the case to state court.

BACKGROUND

Each of the plaintiffs are long-term investors in one of the three mutual funds named as defendants in this case. Each of the three defendant funds – T. Rowe Price International Funds, Inc.; Artisan Funds, Inc.; and Aim International Funds, Inc. (collectively, "the Funds") – are mutual funds which primarily purchase securities that are traded in securities markets outside the United States, such as London, Paris, Frankfurt, Moscow, Tokyo and Sydney. *Id.* at ¶¶ 17, 21. Such funds are intended for long-term investment, the defendants have urged investors to invest in the Funds for the long term, and the defendants have marketed the advantages of such long-term ownership of funds. *Id.* at ¶ 17. Each defendant fund is managed by the other related defendant in the case. For instance, T. Rowe Price International Funds, Inc., is managed by T. Rowe Price International, Inc. Shares of the Funds can be traded only once a day at 4:00 p.m. Eastern Time. *Id.* at ¶ 41. The Funds are "open-end" funds, meaning that the Fund can issue shares after the original offering. Shares of the Funds are redeemed by selling any shares of a given fund back to that respective fund.

The value of the shares of the Funds (for instance, one share of T. Rowe Price International Funds, Inc.) depends in large part upon the value of the foreign securities which the Funds own. *Id.* at ¶ 19. The value of a share of each one of the Funds is determined once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. *Id.* at ¶ 20. In determining the value of a share of each one of the Funds, the defendants must value each of the securities in its portfolio. For the foreign securities in the Funds' portfolios, the defendants use the last trade price in the home market of each of the securities in its portfolio. *Id.* ¶ at 21. The foreign securities markets at issue are located in times zones that span the globe and are five hours to fifteen hours ahead of Eastern Standard Time. *Id.* Accordingly, when the values of the Funds' shares are determined at 4:00 p.m. Eastern Time, the closing prices of the foreign securities in the Funds' portfolios are five to fifteen hours old. For instance, if one of the Funds owns shares of an Australian company, the Fund will use the closing price of that company's stock when the markets closed 14 hours earlier in Sydney. *Id.* ¶ at 27.

Just as is true in the U.S. securities market, events occurring after the close of foreign securities markets can and do affect the next day's prices of securities traded in those markets, some of which are securities owned by the Funds. One such after-market event strongly affecting foreign markets is value movements in the United States market. Studies of world financial markets have established a positive correlation between value movements in the United States market and value movements in foreign markets. *Id.* ¶ at 22. For instance, if the United States market experiences an upward movement in values, it can be predicted that Asian and European markets will move upward once trading begins their next day. *Id.* Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. *Id.*

Plaintiffs' Claims

By the time the value of the Funds' are calculated at 4 p.m. Eastern Time, many of the home markets for the foreign securities in the Funds' portfolio closed hours before. As a result, the foreign market closing prices used to calculate the Funds' values are "stale" because they do not reflect events occurring after the close of the foreign markets, events which will affect the value of the foreign security on the next trading day in the foreign market. *Id.* at ¶ 25. By failing to make adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing the Funds' shares, Defendants have exposed long-term shareholders to short-term, market timing traders who regularly purchase and redeem the Funds' shares as part of a profitable trading strategy. *Id.* at ¶ 38. Due to the positive correlations between value movements in United States markets and foreign markets, market timing traders are able to predict changes in the Funds' value based on the stale closing prices of the stocks in the Funds' portfolios. *Id.* at ¶ 38. Market timers purchase shares of the Funds' on days when the United States market moves up after the close of the foreign market. The shares the market timer buys are undervalued because their prices were based upon the closing prices of the foreign securities, closing prices that were "stale" because they did not reflect the subsequent upward movement of the U.S. market.

At the moment a market timer purchases undervalued shares of the Funds, long-term investors like Plaintiffs are injured because their ownership of the Funds is instantly and irrevocably diluted by the sale to the market timing trader at an artificially low price. Consider hypothetically a mutual fund owned by ten long-term investors who each own one share of the fund. The assets of the fund are in reality worth $10 (and thus each share is worth $1), but because the fund uses stale foreign securities prices when calculating its value, the fund is reported to be valued at only $0.50 per share. An eleventh investor purchases one share at the undervalued price of fifty cents. The Funds' assets increase to $10.50 but since those assets are now owned by eleven investors, each share is actually only worth ninety-five cents (*i.e.*, $10.50/11 shares). The original ten investors' real share values thus drop by five cents per share, not as the result of the performance of the foreign companies in which the fund holds securities and not due to market fluctuations, but purely and simply due to the sale of the eleventh share of the fund at an incorrectly calculated and undervalued price.

Now suppose the value of the fund is recalculated the following day so that its value is accurately reflected at $10.50. The eleventh investor then redeems his one share at ninety-five cents, making a whopping forty-five cent profit at the expense of the ten original long-term investors. Even if the eleventh investor does not sell his share, he will always own more than his fair share of the fund because he was able to buy 1/11 of the fund at a price which actually corresponded to only 1/22 of the funds' true value. Conversely, the long-term investors will thereafter always own less than their fair share of the fund because their ownership of the fund was diluted by the improperly discounted sale to the eleventh investor. Thus, this dilution of ownership is by definition an injury which only shareholders of the Fund can sustain and which the Fund itself cannot sustain – a fact which completely undermines Defendants' attempted invocation of the Court's diversity jurisdiction.

STANDARD OF REVIEW

"[T]he burden of establishing federal jurisdiction falls on the party seeking removal." *Doe v. Allied-Signal, Inc.*, 985 F.2d 908, 911 (7th Cir. 1993). In addition, removal statutes are to be interpreted "narrowly" and courts should "presume that the plaintiff may choose his or her forum." *Id.* Finally, "[a]ny doubt regarding jurisdiction should be resolved in favor of the states." *Id.* As discussed below, Defendants have not and cannot discharge their burden of demonstrating the Court's subject matter jurisdiction under any theory, and this case should therefore be remanded to state court.

ARGUMENT

I. The Court lacks diversity jurisdiction over this case because Plaintiffs' claims are individual, direct claims – not derivative claims – and therefore do not satisfy the $75,000 amount in controversy requirement.

Key to Defendants' attempt to invoke the Court's diversity jurisdiction is their allegation that Plaintiffs' claims "are derivative claims, not individual claims, and, accordingly, the amount in controversy exceeds $75,000 exclusive of interest and costs." Notice of Removal at ¶ 4(a). Defendants have made no claim that if Plaintiffs' claims are individual, direct claims that those claims satisfy the amount in controversy requirement, implicitly acknowledging that if the claims are individual claims, then the amount in controversy requirement is ***not*** met. *See* Notice of Removal at ¶¶ 4(a), 5 and 7. Thus, with respect to the Court's alleged diversity jurisdiction over this case, the characterization of Plaintiffs' claims as direct or derivative is dispositive. As discussed below, the claims Plaintiffs have brought in this case are direct, they cannot be derivative, and they therefore do not satisfy the $75,000 amount in controversy requirement.[1]

Whether a shareholder's claim is direct or derivative is a question of state law "for the identity of the real party in interest depends on the law creating the claim." *Bagdon v. Bridgestone/Firestone, Inc.*, 916 F.2d 379, 382 (7th Cir. 1990).

> Which state's law? We turn to the choice-of-law principles of the forum state, Illinois in this case. *Klaxon Co. v. Stentor Electric Manufacturing Co.*, 313 U.S. 487, 61 S. Ct. 1020, 85 L.Ed. 1477 (1941). Illinois, like other states, uses as its choice of law principle in corporate governance the internal affairs doctrine.

Id. "The internal affairs doctrine is a conflict of laws principle that prescribes that matters relating to a corporation's internal governance should be controlled exclusively by the state of incorporation." *Newell Co. v. Peterson*, 325 Ill.App.3d 661, 687, 758 N.E.2d 903, 923 (2d Dist. 2001). Literally just days ago, the Seventh Circuit confirmed that "[t]he question whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation." *Kennedy v. Venrock Assoc.*, 2003 WL 22442997, *5 (7th Cir. Oct. 29, 2003).

[1]Because the specific damages for which Plaintiffs seek compensation are for injuries which none of the defendants themselves have or can suffer, it is immaterial whether any supposed derivative claim on behalf of one or more of the defendants may meet the amount in controversy requirement. Plaintiffs' silence on this issue should therefore not be construed as any agreement with Defendants' contention that some derivative claim which may or may not exist meets the amount in controversy requirement.

The defendants in this case are incorporated in Maryland (the T. Rowe Price and AIM defendants) and Wisconsin (the Artisan defendants). Thus, Maryland law governs with respect to Plaintiffs' claims against the T. Rowe Price and AIM defendants, and Wisconsin law governs with respect to Plaintiffs' claims against the Artisan defendants.

<u>Under Maryland and Wisconsin law, Plaintiffs' claims are direct claims, not derivative claims.</u>[2]

The Second Circuit recently held in a shareholder class action that for a shareholder "[t]o sue directly under Maryland law, a shareholder must allege an injury distinct from an injury to the corporation . . . ." *Strougo v. Bassini*, 282 F.3d 162, 171 (2d Cir. 2002). In *Strougo*, the plaintiff shareholder filed suit against the management of his closed-end mutual fund and others in connection with a coercive "rights offering" to existing shareholders, alleging both state and federal claims . *Id.* at 165-66. Although the district court's jurisdiction was not at issue there, the district court dismissed the plaintiff's claims on the ground "that redress for the injuries alleged could only be sought through derivative, and not direct, claims." *Id.* at 165. The Second Circuit reversed.

> [U]nder Maryland law, when the shareholders of a corporation suffer an injury that is distinct from that of the corporation, the shareholders may bring direct suit for

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[2]The rationale for a distinction between direct and derivative suits is straightforward. As Maryland courts have explained:

> It is a general rule that an action at law to recover damages for an injury to a corporation can be brought only in the name of the corporation itself acting through its directors, and not by an individual stockholder, though the injury may incidentally result in diminishing or destroying the value of the stock. The reason for this rule is that the cause of action for injury to the property of a corporation or for impairment or destruction of its business is in the corporation, and such injury, although it may diminish the value of the capital stock, is not primarily or necessarily a damage to the stockholder, and hence the stockholder's derivative right can be asserted only through the corporation.

Strougo v. Bassini, 282 F.3d 162, 169 (2d Cir. 2002) (quoting *Waller v. Waller*, 49 A.2d 449, 452 (Md. 1946)).

> redress of that injury; there is shareholder standing. When the corporation is injured and the injury to its shareholders derives from that injury, however, only the corporation may bring suit; there is no shareholder standing. The shareholder may, at most, sue derivatively, seeking in effect to require the corporation to pursue a lawsuit to compensate for the injury to the corporation, and thereby ultimately redress the injury to the shareholders.

Id. at 171. Wisconsin follows the same rule: "Whether a claim must be brought derivatively or may be brought individually depends upon whether the injury alleged is primarily to the complaining shareholder or primarily to the corporation." *Jorgensen v. Water Works, Inc.*, 630 N.W.2d 230, 233 (Wis. Ct. App. 2001).

The decision in *Strougo* is particularly instructive because, like the present case, it involved a shareholder's claims against a mutual fund for dilution of the shareholder's equity in the fund. A closed-end mutual fund like the one involved in *Strougo* ordinarily has only an initial public offering of shares and is subsequently closed to new investors.

> Although closed-end funds do not sell their shares to the public in the ordinary course of business, there are methods available to them to raise new capital after their initial public offering. One such device is a "rights offering," by which a fund offers shareholders the opportunity to purchase newly issued shares. . . . It was the Fund's employment of a non-transferable rights offering that generated the claims at issue on this appeal.

Id. at 165. The fund in *Strougo* "announced that it would issue one right per outstanding share to every shareholder, and that every three shares would allow the shareholder to purchase one new share in the Fund." *Id.* at 165-66. The plaintiff filed suit on the grounds "that this sort of rights offering is coercive because it penalizes shareholders who do not participate." *Id.* at 166.

> Because the rights could not be sold on the open market, a shareholder could avoid a consequent reduction in the value of his or her net equity position in the fund only be purchasing new shares at the discounted price. This put pressure on every shareholder to "pony up" and purchase more shares, enabling the Fund to raise new capital and thereby increase its asset holdings.

Id.

The Second Circuit concluded that the injuries the plaintiff alleged constituted "distinct" injuries for which the shareholder could bring a direct claim under Maryland law. As the court explained:

> . . . The alleged injuries resulting from the coercive nature of the rights offering do not derive from a reduction in the value of the Fund's assets or any other injury to the Fund's business. Indeed, with reference to the shareholders that purchased new shares in order to avoid dilution, the acts that allegedly harmed the shareholders increased the Fund's assets. And as for the non-participating shareholders, the reduced value of their equity did not derive from a reduction in the value of the Fund's assets, but rather from a reallocation of equity value to those shareholders who did participate.
>
> Thus, in the case of both the participating and non-participating shareholders, it would appear that the alleged injuries were to the shareholders alone and not to the Fund. ***These harms therefore constitute "distinct" injuries supporting direct shareholder claims under Maryland law. The corporation cannot bring the action seeking compensation for these injuries because they were suffered by its shareholders, not itself.***

Id. at 175 (emphasis added). The *Strougo* rationale leads inexorably to the same conclusion in the present case.

Just as in *Strougo*, where "[t]he alleged injuries resulting from the coercive nature of the rights offering do not derive from a reduction in the value of the Fund's assets or any other injury to the Fund's business," the alleged injuries to Plaintiffs in this case resulted from the sale of the Funds' undervalued shares based on stale foreign securities prices and ***not*** from a reduction in the value of the Funds' assets or any other injury to the Funds' business. Also as in *Strougo*, where "the reduced value of the [non-participating shareholders'] equity did not derive from a reduction in the value of the Fund's assets, but rather from a reallocation of equity value to those shareholders who did participate," Plaintiffs' reduced equity value in the Funds (*i.e.*, the reduced value of their shares) did not result from a reduction in the Funds' assets but rather from a reallocation of equity value to the market time traders who bought the Funds' undervalued shares. Thus, just as in *Strougo*, where "the alleged injuries were to the shareholders alone and not to the Fund," the stale trade injuries which Plaintiffs have alleged are injuries to Plaintiffs (and class members) alone and not to the Funds.

Precisely because the Funds themselves are not injured by the sale of their undervalued shares, Plaintiffs' claims are not derivative claims of the Funds, but are instead individual, direct claims which only Plaintiffs can assert through a direct action. Because those claims do not meet the $75,000 amount in controversy requirement, the Court lacks diversity jurisdiction over the claims in this case.

II. Because Plaintiffs and class members were mere "holders" of Fund shares, their claims are not "in connection with the purchase or sale" of securities, and Plaintiffs' claims are therefore not removable under the Securities Litigation Uniform Standards Act.

As a backup position to their diversity jurisdiction argument, Defendants contend that removal of this case is proper because "if and to the extent that any portion of the claims asserted by plaintiffs are individual claims, they would be claims in connection with the purchase or sale of securities, and therefore exist only (if at all) under the federal securities laws. As provided in [the Securities Litigation Uniform Standards Act (SLUSA)], there can be no state law class claims as to such matters, and any state court action in which a plaintiff is attempting to assert such class claims is removable to federal court." Notice of Removal at ¶ 4(b). The clear import of these allegations are that SLUSA "completely preempts" and makes removable Plaintiffs' state law causes of action. The argument, however, flies in the teeth of a unanimous body of growing SLUSA case law.

SLUSA reaches only those claims based upon factual allegations which would be cognizable federal claims under the Securities Exchange Act of 1934. *Simon v. Internet Wire, Inc.*, 2001 WL 688542 *3 (C.D. Cal. 2001) ("In general, SLUSA preempts state law only when the allegations involve securities fraud violations."); *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 124 (2d Cir. 2003) ("SLUSA only converts into federal claims those state claims that fall within its clear preemptive scope, thereby confining federal question jurisdiction under this statutory regime to a subset of securities fraud cases."). Non-sellers and non-purchasers, such as prospective purchasers who are fraudulently deterred from purchasing or current holders who are fraudulently deterred from selling their securities, do not have cognizable claims under the '34 Act as a matter of thoroughly well-established law. *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 95 S.Ct. 1917 (1975). *See also Green v. Ameritrade, Inc.*, 279 F.3d 590, 597 (8th Cir. 2002) ("the [*Blue Chip Stamps*] Court refused to broadly interpret [section 10(b)] and held that the plaintiffs lacked standing to sue because they were neither purchasers nor sellers of a security"). "[T]he Court noted that the harsh result was mitigated 'to the extent that remedies are available to nonpurchasers and nonsellers under state law.'" *Gordon v. Buntrock*, 2000 WL 556763 at *3 (N.D. Ill. 2000) (quoting *Blue Chip Stamps*, 421 U.S. at 739 n.9, 95 S.Ct. at 1927).

Consequently, "nonsellers and nonpurchasers of securities are not covered by SLUSA's preemption provision. . . . [I]n enacting SLUSA, Congress did not make class actions on behalf of 'nonsellers' and 'nonpurchasers' removable to federal court." *Green v. Ameritrade, Inc.*, 279 F.3d 590, 596 (8th Cir. 2002). *Accord Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.2d 1334, 1345 (11th Cir. 2002) ("SLUSA does *not* apply to claims dealing *solely* with the retention of securities, rather than with purchase or sale."). The two-fold rationale for this holding – the holding reached by every court to have addressed the issue – is simple and unassailable.

First, Congress chose to use language in SLUSA that is identical to the language of the '34 Act which has settled meaning under federal case law. Tracking the language of section 10(b) of the '34 Act, SLUSA provides in pertinent part:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging . . . that the defendant ***used or employed any manipulative device or contrivance in connection with the purchase or sale of a covered security***.[3]

15 U.S.C. § 78bb(f)(1)(B)[4] (emphasis added). Section 10(b) of the '34 Act provides in pertinent part:

> It shall be unlawful for any person . . . [t]o ***use or employ, in connection with the purchase or sale of any security*** registered on a national securities exchange or any security not so registered, or any securities-based swap agreement (as defined in section 206B of the Gramm-Leach-Bliley Act), ***any manipulative or deceptive device or contrivance*** in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

15 U.S.C. § 78j(b) (emphases added). Rudimentary principles of statutory construction dictate the inference that Congress meant to incorporate the established meaning of the terms. *See, e.g., Ameritrade*, 279 F.3d at 598 ("In enacting the Uniform Standards Act, Congress was aware of the interpretation of § 10b of the 1934 Act, which acknowledged that causes of action for the 'nonpurchase' or 'nonsale' of securities were not covered by the 1934 Act, and that state law would fill those gaps.").

In addition to the identical language of the two provisions, the legislative history of SLUSA and the reasons for its enactment are additional indications that Congress intended the language of the two statutes to have the same meaning. Three years prior to SLUSA's enactment, Congress

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[3]Subsection (f)(1)(A) also preempts class actions based on state law "alleging . . . a misrepresentation or omission of ma material fact in connection with the purchase or sale of a covered security. . . ." Since Plaintiffs have made no claim of a misrepresentation or omission, there can be no arguable basis for removal of this case under this provision nor do Defendants seem to rely upon it.

[4]Section 78bb(f)(2) further makes such a case removable. 15 U.S.C. § 78bb(f)(2) ("Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall be removable").

imposed more stringent procedural requirements for securities fraud class actions in federal court by enacting the Private Securities Litigation Reform Act of 1995. To avoid these heightened procedural hurdles in federal court, many class action plaintiffs instead began filing state law claims in state courts. Congress responded by enacting SLUSA. "In essence, SLUSA's enactment marked a Congressional attempt to close the 'federal flight' loophole and route facially 'preempted class action' lawsuits to federal court for scrutiny and possible summary disposal." *Spielman*, 332 F.3d at 124.

Thus, "[a] party seeking to establish that a claim falls within SLUSA's preemptive scope must show that the claim satisfies four criteria:"

> (1) the action is a "covered class action" under SLUSA, (2) the action purports to be based on state law, (3) the defendant is alleged to have misrepresented or omitted a material fact (or to have used or employed any manipulative or deceptive device or contrivance), and (4) the defendant is alleged to have engaged in conduct described by criterion (3) "in connection with" the purchase or sale of a "covered security.

Ameritrade, 279 F.3d at 596. It is the fourth requirement – the "in connection with the purchase or sale" requirement – which is at issue in the present case.

The courts have uniformly held that if a claim is not cognizable under section 10(b)(5) because it is not "in connection with the purchase or sale of a covered security," then it is also not "in connection with the purchase or sale of a covered security" for purposes of SLUSA and not removable under SLUSA. *See, e.g., Dacey v. Morgan Stanley Dean Witter & Co.*, 263 F.Supp.2d. 706, 710 (S.D.N.Y. 2003) (***remanding*** "the claims of the 'Holder Class'" because claims on behalf of holders "do not fall within the scope of SLUSA preemption because they do not arise from the purchase or sale of a covered security"); *Feitelberg v. Credit Suisse First Boston LLC*, 2003 WL 22434098 at *5 (N.D. Cal. 2003) (***remanding*** class action because "Plaintiff expressly limits the class to individuals who held shares during the class period, and therefore we cannot find that this claim arises 'in connection with' the purchase or sale of a covered security"); *Chinn v. Belfer*, 2002 WL 31474189 at *4 (D. Or. 2002) (recommendation for ***remanding*** class action claims of holders because "Supreme Court precedent clearly contemplates that state law may provide a remedy for *holders* of securities separate and apart from any remedy available to *purchasers* or *sellers*"; emphases in original); *Shen v. Bohan*, 2002 WL 31962136 at *3 (C.D. Cal. 2002) (***remanding*** class action based on holders' claim that their voting rights "were diluted when Defendants issued stock" and claim was therefore not "in connection with the purchase or sale of a covered security"); *Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F.Supp.2d 584, 592-94 (W.D. Tex. 2001) (***remanding*** state class action on behalf of plaintiffs who were "fraudulently induced to continue to hold stock" and thus claim was not "in connection with purchase or sale" of securities); *Shaev v. Claflin*, 2001 WL 548567 *5 (N.D. Cal. 2001) (***remanding*** class action on behalf "of *existing* shareholder[s whose] ownership interests in 3Com were reduced by the stock option adjustment" because claims were not not "in connection with the purchase or sale of a covered security"); *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 2001 WL 1182927 at *5 (S.D.N.Y. 2001) (***remanding*** state law class action because misrepresentations about transaction fees "is not sufficiently connected to the underlying securities to meet the requirement that the misrepresentation about those fees be 'in connection with' the purchase or sale of covered securities"); *Gordon*, 2000 WL 556763 at *4 (***remanding*** class action on behalf of holders of securities which the court held not to be "in connection with the purchase or sale of a covered security" and thus not removable under SLUSA); *Hines v. ESC Strategic Funds, Inc.*, 1999 WL 1705503 at *6 (M.D. Tenn. 1999) (***denying motion to dismiss*** state law claim (Count Three) under SLUSA "because Plaintiff has alleged that the defendants' breach of fiduciary duties resulted from their actions after she purchased her shares" and was thus not "in connection with purchase or sale" of security). *See also Ameritrade*, 279 F.3d at

599 (affirming district court's remand of claims because they were not based on plaintiff's purchase or sale of securities) *and Spielman*, 332 F.3d at (discussing SLUSA preemption and removal before dismissing appeal of the remand order cited above).

All of the cases are analytically indistinguishable from the present case, but two of them – *Shen* and *Shaev* – present especially similar factual allegations. In *Shen*, the plaintiffs alleged "Defendants diluted their shareholder voting rights when stock was issued to acquire DoubleClick," and the district court remanded the case to state court upon concluding that existing shareholders' claims for dilution of their voting rights were not "in connection with the purchase or sale" of securities despite the fact the dilution was caused by the issuance of stock. 2002 WL 31962136 at *3. Similarly, in *Shaev*, the plaintiffs alleged

> that the value of *existing* shareholder[s'] ownership interests in 3Com were reduced by [a] stock option adjustment. This purported injury arose from the mere holding of 3Com stock, and not from any trading of 3Com securities. Under such circumstances, Plaintiff and the class he seeks to represent do not constitute purchasers or sellers for purposes of the "in connection with" requirement, and thus, that requirement is not satisfied in this case.

2001 WL 548567 *5 (citing *Blue Chip Stamps*; emphasis in original). Thus, the *Shaev* court remanded the case to state court.

In the present case, Plaintiffs and the class they seek to represent are all exclusively ***holders*** of Fund shares. They quite plainly have no cognizable federal securities law claims against any of the defendants. They have not asserted a claim on behalf of any purchaser or seller of securities. Indeed, Plaintiffs seek certification of a class consisting of "[a]ll persons in the United States who *held* shares" in the Funds. *See* First Amended Complaint Counts at 19 (Count I prayer for relief), 20 (Count II prayer for relief), 23 (Count III prayer for relief), 25 (Count IV prayer for relief), 27 (Count V prayer for relief), 29 (Count VI prayer for relief) (emphasis added). Under *Blue Chip*

Stamps, state law provides the only remedy for Plaintiffs and the "non-purchaser," "non-seller" class of holders they seek to represent. Accordingly, because Plaintiffs' claims are not "in connection with the purchase or sale of a covered security," they are not removable under SLUSA.

III. Plaintiffs have made no claim under the Investment Company Act, and that Act neither preempts Plaintiffs' state law claims nor makes them removable.

Citing the Investment Company Act of 1940 (ICA), Defendants attempt to invoke the Court's federal question jurisdiction Plaintiffs' ***state law*** claims. Defendants do not fully explain their "theory" of jurisdiction nor do they cite authority which would tend to support their claim of jurisdiction, and for good reason: there is no such authority. Defendants' claim of federal jurisdiction over Plaintiffs' state law claims is completely untenable.

For starters, the sole provision of the ICA to which Defendants refer, 15 U.S.C. § 80a-43, certainly does not make Plaintiffs' state law claims removable to federal court. *See* Notice of Removal ¶ 4(c). Rather, that section is merely a jurisdictional provision for ***ICA causes of action*** (not state law claims like Plaintiffs') and permits such claims to be brought in either federal or state court:

> The district courts of the United States and the United States courts of any Territory or other place subject to the jurisdiction of the United States shall have jurisdiction of violations of this title or the rules, regulations, or orders thereunder, and, concurrently with State and Territorial courts, of all suits in equity and actions at law brought to enforce any liability or duty created by, or to enjoin any violation of this title or the rules, regulations, or orders thereunder.

15 U.S.C. § 80a-43.

As best Plaintiffs can decipher (since they have not asserted a claim under the ICA), Defendants' removal "theory" is that the ICA completely preempts Plaintiffs' state law claims, thus transforming purported state law claims into federal ones. Notice of Removal ¶ 4(c). ("The claims asserted by plaintiffs are 'rooted in' and preempted by federal law. . . . The claims asserted by plaintiffs . . . thus (if they exist at all) present a federal question as to which this Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331.") *See Rogers v. Tyson Foods, Inc.*, 308 F.3d 785 (7th Cir. 2002) ("We find complete preemption where there is a 'congressional intent in the enactment of a federal statute not just to provide a federal [preemption] defense to a state created cause of action but to grant a defendant the ability to remove the adjudication of the cause of action to a federal court *by transforming the state cause of action into a federal cause of action.*'"; quoting 14B Charles Alan Wright, Arthur R. Miller & Edward H. Cooper, *Federal Practice and Procedure* §3722.1 (3d ed. 1998 & Supp. 2002) (emphasis added by court)).

Defendants' claim that the ICA completely preempts Plaintiffs' state law claims finds no support in the ICA or case law and, in fact, is contradicted by both. To begin with, the ICA itself provides "nor shall anything in this subchapter affect the jurisdiction of . . . any State or political subdivision of any State, over any person, security, or transaction, insofar as such jurisdiction does not conflict with any provision of this subchapter or of any rule, regulation, or order hereunder." 15 U.S.C § 80a-49. In addition to the plain language of the statute itself, the Supreme Court has held that the ICA does "not require that federal law displace state laws . . . unless the state laws permit action prohibited by the Act[], or unless 'their application would be inconsistent with the federal policy . . . .'" *Burks v. Lasker*, 441 U.S. 471, 479, 99 S.Ct. 1831, 1837-38 (1979).

As if this state of the law were not enough, the only case involving a similar claim of ICA preemption rejects the argument. In *Green v. Fund Asset Management, L.P.*, 245 F.3d 214 (3rd Cir. 2001), shareholders in closed-end municipal investment companies sued the companies alleging state law claims of fraud and breach of fiduciary duty in connection with the method the companies used for calculating managements fees paid to advisers. *Id.* at 217-19. The defendants argued that these state law claims were preempted by the ICA, an argument which the Third Circuit flatly rejected.

> Because Congress had found that the "corporate waste" standard was inadequate to meet the problem, it sought to provide mutual fund shareholders with additional protection from improper compensation arrangements. Nevertheless, the fact that the prior remedy might be less effective does not mean that it stands as an obstacle to "the accomplishment and execution of the full purpose and objective of Congress." Even though the common law is less effective than § 36(b) [of the ICA], it may still be the remedy of choice in certain situations. The creation of a greater protection does not mean that the lesser protection is an obstacle if a complainant elects to employ it. Moreover, the "lesser protection," even if it is more difficult for a complainant to prove a breach of the standard of care, may offer a greater range of targets and of remedies. ***Defendants have not demonstrated that Congress intended to eliminate common law access to these targets or these remedies.***

Id. at 225-26 (emphasis added). "We hold, therefore, that the plaintiffs' state law claims are not preempted by § 36(b)." *Id.* at 230.

It is also worth noting that only "ordinary" preemption was at issue in *Green*. So-called "ordinary" preemption is far less sweeping than the kind of "complete" preemption necessary to transform state law claims into federal ones. *Rogers v. Tyson Foods, Inc.*, 308 F.3d at 791 ("Ordinary preemption is an affirmative defense that [a defendant] may assert in state court; it is not a basis for federal jurisdiction under the complete preemption doctrine."). Ordinary preemption merely provides an affirmative defense to a state law cause of action. By contrast, complete preemption "exists where 'Congress has so completely preempted a particular area that no room remains for any state regulation and the complaint would be "necessarily federal in character."'" *Id.* at 788. Thus, the ICA does not even provide Defendants with an ordinary preemption defense, much less does it so completely preempt Plaintiffs' claims as to transform them into federal ones which would provide a basis for the Court's federal question jurisdiction over this case.

CONCLUSION

As discussed, the Court lacks diversity jurisdiction over this case and it lacks federal question jurisdiction vís a vís either SLUSA or the ICA. Because the Court lacks diversity and federal question jurisdiction over any of Plaintiffs' claims, Defendants' appeal to the Court's supplemental jurisdiction is moot, and the Court should remand this case to state court for all further proceedings.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone:618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312/286-4915

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned does hereby certify that a copy of the foregoing Memorandum in Support of Plaintiffs' Motion to Remand was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box this 20th day of November, 2003:

Stephen M. Tillery

Edward T. McDermott
Anthony Zaccaria
Adniel Pollack
Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
Tel: 212/575-4700
Fax: 212/575-6560

Attorneys for Defendants T.Rowe Price International Funds, Inc., T.Rowe Price International, Inc., AIM International Funds, Inc., and AIM Advisors, Inc.

Gordon R. Broom
Troy A. Bozarth
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025
Tel: 618/656-0184
Fax: 618/656-1364
and
John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207
Tel: 312/372-1121

Attorneys for Defendant Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005
Tel: 202/508-4600
and
Robert H. Schultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, Illinois 62026
Tel: 618/656-4646

Attorneys for Defendant Artisan Funds, Inc.

Nelson v. A I M Advisors, Inc., 2002 WL 442189 at *3 (S.D. Ill. March 8, 2002) (Reagan, J.).[2] "In evaluating the convenience and fairness of transfer under Section 1404(a), a court should consider both the private interests of the parties and the public interests of the court." Georgouses v. NaTec Resources, Inc., 963 F.Supp. 728, 730 (N.D. Ill. 1997) (Gettleman, J.).[3]

In Nelson – an action brought by the same law firm that represents plaintiffs in this action – the Court transferred the cases against the various mutual fund complex defendants to the districts where they were headquartered. Thus, for instance, the Court (Judge Reagan) transferred the case against A I M Advisors, Inc. to the Southern District of Texas (a defendant in this action) since that district was where the relevant events occurred and where unwilling witnesses would be subject to the subpoena power of the Court:

> "In support of these motions for transfer, each Defendant has demonstrated by Affidavit that: (1)

---

[2] "The weighing of factors for and against transfer necessarily involves a large degree of subtlety and latitude, and, therefore, is committed to the sound discretion of the trial judge," but the showing is clearly less than what is required for forum non conveniens dismissal. Coffey v. Van Dorn Iron Works, 796 F.2d 217, 219-20 (7th Cir. 1986).

[3] The District Court cases cited in this memorandum of law are relied upon as persuasive interpretations of § 1404(a). They provide helpful elaboration of the factors underlying a § 1404(a) analysis and appear to follow governing Seventh Circuit precedent.

all material acts surrounding the management of the various mutual funds occurred in the district to which they seek transfer; (2) that all of the numerous potential witnesses live in or within close proximity to the district to which they seek transfer; (3) that all of the documents relevant to the litigation are in or within close proximity to the district to which they seek transfer, and (4) since there has been no allegation that any individual Plaintiff interacted with any of the Defendant advisors or distributors in any direct way, that no material witnesses live or reside in the Southern District of Illinois.

* * *

Furthermore, it is clear that the courts to which Defendants seek transfer have infinitely more power than this Court to compel the appearance of unwilling witnesses at trial since all of the witnesses reside in or within close proximity to the transferee districts. Moreover, the costs of compelling the attendance of witnesses would be less since the witnesses reside in or are closer to the transferee districts. All in all, it would simply be much more convenient for the witnesses to be heard in the transferee districts.

* * *

There is no question that Defendants have proven that the transferee district would be more convenient for the majority, if not all, of the witnesses. Although transfer may require Plaintiffs to travel to the transferee district, it is 'clearly more convenient' for any of the individual plaintiffs to travel from this district to the transferee district, than for a plethora of witnesses to travel to the Southern District of Illinois on each individual Plaintiff's case.

* * *

In undertaking this analysis, the Court finds that although there are certainly putative class members in the Southern District of Illinois, as there are nationwide, there is no special relation between this community and the alleged occurrences. Therefore, there is no specific desire or need to resolve this controversy in this district as compared to the clearly more convenient transferee districts.

Similarly, the Court finds that any district court would be as familiar as this Court is with the applicable law governing this case.

The Court also finds that no delay would result from transferring these cases to the various transferee districts.

* * *

Based upon all of these considerations, the Court finds it is 'clearly more convenient' for the various cases to be transferred than to be heard in this district. Given the fact that the overwhelming number of witnesses and documents are located in the transferee district, as well as the fact that Plaintiffs have offered no reason why Defendants should bear the greater legal cost of transporting documents, counsel, and witnesses to the Southern District of Illinois in order to defend against Plaintiffs' as yet unproven allegations, this Court finds that Defendants have sustained their burden of demonstrating that transfer of these cases is appropriate and warranted under § 1404(a)."

Nelson, at **4-5; but see Miller v. Mitchell Hutchins Asset Management, Inc., No. 01-cv-0192-DRH (S.D. Ill. November 9, 2001).

a. **Private Interest Factors**

The private interest factors to be considered by the Court focus on the convenience of the witnesses and parties. "Most often the controlling factor for Section 1404(a) purposes is 'convenience of witnesses' – an analysis that looks at the persons who will be required to take time away from their respective home bases and activities to deal with trial preparation ... and with trial." Riviera Fin. v. Trucking Servs., Inc., 904 F.Supp. 837, 839 (N.D. Ill. 1995) (Shadur, J.); see also Nelson, at **4-5.

In evaluating the convenience of the witnesses and parties, courts take into account the location of the witnesses and parties and the events at issue. As the Court found in Nelson (at **3-4), "where a plaintiff alleges a nationwide class action, 'plaintiff's home forum is irrelevant' ... the Court finds Plaintiffs' choice of forum to be irrelevant." See also: Georgouses, 963 F.Supp. at 730; Genden v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 621 F.Supp. 780, 782 (N.D. Ill. 1985) (Rovner, J.).[4]

---

[4] As the Supreme Court explained in Koster v. (American) Lumbermens Mut. Casualty Co., 330 U.S. 518 (1947):

> "where there are hundreds of potential plaintiffs, all equally entitled voluntarily to invest themselves with the corporation's cause of action and all of whom could with equal show of right go into their many home courts, the claim of any one plaintiff that a forum is

(continued...)

In Nelson (at *4), the Court also considered the availability of compulsory process to ensure the testimony at trial of any unwilling witnesses, and found that "the courts to which Defendants seek transfer have infinitely more power than this Court to compel the appearance of unwilling witnesses at trial since all of the witnesses reside in or within close proximity to the transferee districts." See also Goodin v. Burlington N.R.R. Co., 698 F.Supp. 157, 159 (S.D. Ill. 1988).

Moreover, as this Court held in Nelson (at *4): "all material facts surrounding the management of the various mutual funds occurred in the district to which they seek to transfer." See also Georgouses, 963 F.Supp. at 731. When the conduct and events giving rise to a cause of action did not occur in the forum selected by the plaintiff, the plaintiff's choice of forum is accorded minimal value, even if it is the plaintiff's home forum. Chicago, Rock Island & Pac. R.R. Co. v. Igoe, 220 F.2d 299, 304 (7th Cir. 1955).

---

[4](...continued)

> appropriate merely because it is his home forum is considerably weakened."

at 524. Although Koster decided the issue under the common law doctrine of forum non conveniens prior to the enactment of 28 U.S.C. § 1404(a), the holding "applies a fortiori to the balancing calculus of Section 1404(a), which displays less solicitude for plaintiff's choice of forum than its common law precursor." CFTC v. First Nat'l Monetary Corp., 565 F.Supp. 30, 33 (N.D. Ill. 1983) (Shadur, J.).

b. <u>Public Interest Factors</u>

In evaluating the interest of justice, courts consider public interest factors that may warrant transfer, including (a) the relation of the community to the occurrence at issue in the litigation and the desirability of resolving controversies in their locale; (b) the court's familiarity with applicable law; and (c) the congestion of the respective court dockets and the prospect for earlier trial. See <u>Nelson</u>, at *5.

ARGUMENT

I. The action against T. Rowe Price should be transferred to the District of Maryland.

Under the foregoing standard, the District of Maryland in Baltimore is a more convenient forum for the action against T. Rowe Price, and the interest of justice will be served best by a transfer of the action against it to that district.

Indeed, weighing the private and public interest factors detailed above, courts have routinely transferred cases involving the management of fund(s) to districts with the most relevant connections to the parties and witnesses. See <u>Nelson</u>, <u>supra</u> at **24-26; <u>Green</u> v. <u>Fund Asset Management L.P</u>., No. 96 11276-NG (D.Mass. July 15, 1997) (Gertner, J.); <u>Green</u> v. <u>Nuveen Advisory</u>

Corp., No. 96-11277-NG (D.Mass. June 10, 1997) (Collings, J.); Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc., No. 93-0856-IEG (LSP) at 3 (S.D. Cal. April 22, 1994) (Gonzalez, J.); Krinsk v. Fund Asset Management, Inc., No. 85-1268-GT (CM) (S.D. Cal. Oct. 10, 1985) (Thompson, J.). Copies of the opinions are annexed hereto as Appendix A.

a. The Action Could Have Been Brought in the District of Maryland as against T. Rowe Price.

The action could have been brought in the District of Maryland as against T. Rowe Price. That court has personal jurisdiction over T. Rowe Price since it does business in its respective State of Maryland. Mareno v. Rowe, 910 F.2d 1043, 1046 (2d Cir. 1990). Venue is also proper in that district since a corporation is deemed to reside in any district in which it does business. 28 U.S.D. § 1391(b). Thus, this Court has authority under § 1404(a) to transfer the action against T. Rowe Price to the District of Maryland.

b. The Private Interest Factors Favor Transfer

1. availability and convenience of witnesses – All the most pertinent witnesses – especially the officers and employees and auditors of T. Rowe Price and its affiliates with direct knowledge about the valuation of the foreign securities held by the T. Rowe Price Fund involved in this action – reside and/or work in the District of Maryland.[5] Thus, no airplane travel would be required of them to attend a trial in the District of Maryland – unlike the Southern District of Illinois. Indeed, the transfer to that district would help ensure that all those persons will appear at the trial. Since some of them are employed by affiliates of T. Rowe Price, they can be compelled to attend trial there but not in the Southern District of Illinois.

Furthermore, the Fund is governed by a board of directors. The majority of the board of directors is "disinterested", as that term is used in connection with the Investment Company Act. Migdal v. Rowe Price-Fleming Int'l., Inc., 248 F. 3d 321, 330-31 (4th Cir. 2001). Those directors are not affiliated with the investment adviser of the Fund, and thus are non-party witnesses in this action. Since this action, in part, challenges determinations of those directors, in connection with the valuation of foreign securities held by the Fund, they will be non-party witnesses in this action. The directors either reside or work within the

[5] The subject matters of their testimony are listed in Exhibit A to the moving affidavit submitted by T. Rowe Price.

District of Maryland or have other important business dealings in those districts so as to find it much more convenient to appear in connection with this action in the District of Maryland rather than the District of Illinois.

Finally, the T. Rowe Price plaintiff, Edmund Woodbury, himself will not be providing important testimony at the trial.

2. **<u>the location of parties and relevant documents</u>** – As noted above, T. Rowe Price is not located in the Southern District of Illinois. Rather, T. Rowe Price is located in and does business in the District of Maryland.

T. Rowe Price does not maintain any of its documents or records in the Southern District of Illinois. It maintains such documents in the District of Maryland.

3. **<u>the location of the material events</u>** - None of the events or transactions material to the claims against T. Rowe Price occurred in the Southern District of Illinois. They occurred in the District of Maryland, where T. Rowe Price is located and where the fund directors' meetings and other business, in particular, the fair value pricing, occurred.

4. **the plaintiffs' choice of forum** - As shown above, since plaintiffs purport to bring a class action, the plaintiffs' choice of forum is entitled to no weight on this motion.[6]

In addition, plaintiff Woodbury's choice of forum should be accorded little or no weight since, as noted, his testimony will not be significantly involved in the adjudication of his claims.

Mr. Woodbury is attacking business practices of T. Rowe Price in which he himself did not participate and has no first-hand knowledge. In fact, the Complaint does not mention a single act by Mr. Woodbury as part of his claims. Thus, the convenience of Mr. Woodbury is plainly secondary to that of the witnesses and T. Rowe Price, whose testimony will be critical to the determination of this action.

---

[6] As T. Rowe Price provides in its Notice of Removal, plaintiffs' action, although styled by them as a "class action", is actually a derivative action on behalf of the Fund in which they owned shares. Nonetheless, plaintiffs' choice of forum is entitled to less weight in derivative actions, just as in class actions. See <u>Koster</u>, 330 U.S. at 524 (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened").

c. **The Public Interest Factors Favor Transfer**

1. **the desirability of resolving controversies where they occur** - None of the conduct at issue in this action took place in the Southern District of Illinois. T. Rowe Price's conduct occurred in the District of Maryland.

In addition, only a minuscule number of the putative class members and shareholders of the Fund resides in the Southern District of Illinois. Thus, Illinois and, in particular this District, has little, if any, direct interest in the outcome of this action.

2. **the Court's familiarity with the applicable law** - Illinois law is not directly involved in this action. Further, any common law breach of fiduciary duty claim will be governed by the law of a state other than Illinois.

3. **expeditious prosecution of action** - Statistics suggest that the action against T. Rowe Price would proceed at least as expeditiously in the District of Maryland as it would in the Southern District of Illinois. According to the 2002 Federal Court Management Statistics, this Court had 523 weighted filings

per judgeship - compared to 444 for the District of Maryland. www.uscourts.gov./library/statistical reports

In 2002, the median time from filing to disposition for a civil case in the District of Maryland was 8.9 months compared to 2.1 months in the Southern District of Illinois. Id. However, upon closer examination, the unusually short duration for the Southern District of Illinois is explained by the fact that 2,481 cases were disposed of before pre-trial – those consisted of asbestos cases which were remanded back to Madison County. As such, the more relevant number for the Southern District of Illinois is the median time for the disposition of a case during or after pre-trial – 19.4 months. See www.ca7.uscourts.gov/rpt/report2002/nc4.htm.[7] Thus, this Court has placed this action on the "D Track" indicating that its likely trial will be in 18-24 months with a presumptive trial month of June 2005. See Court Order, dated November 15, 2003.

[7] The median time from filing to trial in the District of Maryland was 22.5. www.uscourts.gov./library/statistical reports

Conclusion

For the foregoing reasons, the moving defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc., respectfully request that the Court transfer the action against them to the United States District Court for the District of Maryland in Baltimore.

Dated: November 24, 2003

Respectfully submitted,

Pollack & Kaminsky

by: ______________________________
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP

by: ______________________________
Frank N. Gundlach
Glenn E. Davis

One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc.

Certificate of Service

A copy of the foregoing Memorandum in Support of Motion to Transfer was mailed, postage prepaid, this 24th day of November, 2003, to the following:

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Klint Bruno
Law Offices of Klint Bruno
1131 Lake Street
Oak Park, Illinois 60301

Attorneys for Plaintiffs and the Class

Gordon R. Broom
Troy A. Bozarth
Regina L.L. Wells
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia St., Ste. 300
Edwardsville, Illinois 62025

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison St., Ste. 3300
Chicago, Illinois 60602-4207

Attorneys for Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W.. Ste. 900
Washington, D.C. 20005

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voekler & Allen
100 West Vandalia St., Ste. 100
Edwardsville, Illinois 62026

Attorneys for Artisan Funds, Inc.

[signature]

In the United States District Court
for the Southern District of Illinois

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated, Plaintiffs, - against - T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc., Defendants.	03-cv-673 DRH

T. Rowe Price's Motion to Transfer

Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc. (collectively "T. Rowe Price") respectfully move this Court for an order pursuant to 28 U.S.C. § 1404(a) transferring the action against them to the United States District Court for the District of Maryland, in Baltimore. In support of its motion, T. Rowe Price attaches hereto the affidavit of Henry H. Hopkins, Chief Legal Counsel and Vice President, as well as its Memorandum in Support of Motion to Transfer. These papers establish the following:

1.

The Southern District of Illinois has no connection with or true interest in this case. No relevant events occurred there. No T. Rowe Price defendant is located there. No witnesses reside there. No documents are maintained there.

2.

It is in the interests of justice for the case against T. Rowe Price to be transferred to and tried in the District of Maryland, in Baltimore. The District of Maryland is the most convenient venue both for witnesses (including non-parties) and the parties because T. Rowe Price is based in the District of Maryland, the material events giving rise to the claims occurred in the District of Maryland, all of the pertinent witnesses live or work in the District of Maryland, and the documents relevant to the claims are located in the District of Maryland.

Moreover, the public interest factors (the desirability of resolving controversies where events at issue occurred, the Court's familiarity with the applicable law, and the expeditious prosecution of the action(s)) favor transfer of the case against T. Rowe Price to the District of Maryland.

Although venue appears to be proper in this district, venue also would have been proper had the action against T. Rowe Price been brought in the District of Maryland.

Wherefore, defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. respectfully request that this Court enter an order transferring all further proceedings in the action against them to the United States District Court for the District of Maryland, in Baltimore.

Dated this 24th day of November.

Respectfully submitted,

Pollack & Kaminsky

by: Daniel A. Pollack

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP

by: [signature]

Frank N. Gundlach
Glenn E. Davis

One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc.

Certificate of Service

A copy of the foregoing Motion to Transfer was mailed, postage prepaid, this 24th day of November, 2003, to the following:

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Klint Bruno
Law Offices of Klint Bruno
1131 Lake Street
Oak Park, Illinois 60301

Attorneys for Plaintiffs and the Class

Gordon R. Broom
Troy A. Bozarth
Regina L.L. Wells
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia St., Ste. 300
Edwardsville, Illinois 62025

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison St., Ste. 3300
Chicago, Illinois 60602-4207

Attorneys for Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W.. Ste. 900
Washington, D.C. 20005

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voekler & Allen
100 West Vandalia St., Ste. 100
Edwardsville, Illinois 62026

Attorneys for Artisan Funds, Inc.

____

In the United States District Court
for the Southern District of Illinois

FILED 03 NOV 24 PM 3:52
CLERK U.S. DISTRICT COURT SOUTHERN DISTRICT OF ILLINOIS EAST ST. LOUIS OFFICE

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated,	03-cv-673 DRH
Plaintiffs,	
- against -	
T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc.,	
Defendants.	

T. Rowe Price's Motion to Transfer

Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc. (collectively "T. Rowe Price") respectfully move this Court for an order pursuant to 28 U.S.C. § 1404(a) transferring the action against them to the United States District Court for the District of Maryland, in Baltimore. In support of its motion, T. Rowe Price attaches hereto the affidavit of Henry H. Hopkins, Chief Legal Counsel and Vice President, as well as its Memorandum in Support of Motion to Transfer. These papers establish the following:

1.

The Southern District of Illinois has no connection with or true interest in this case. No relevant events occurred there. No T. Rowe Price defendant is located there. No witnesses reside there. No documents are maintained there.

2.

It is in the interests of justice for the case against T. Rowe Price to be transferred to and tried in the District of Maryland, in Baltimore. The District of Maryland is the most convenient venue both for witnesses (including non-parties) and the parties because T. Rowe Price is based in the District of Maryland, the material events giving rise to the claims occurred in the District of Maryland, all of the pertinent witnesses live or work in the District of Maryland, and the documents relevant to the claims are located in the District of Maryland.

Moreover, the public interest factors (the desirability of resolving controversies where events at issue occurred, the Court's familiarity with the applicable law, and the expeditious prosecution of the action(s)) favor transfer of the case against T. Rowe Price to the District of Maryland.

Although venue appears to be proper in this district, venue also would have been proper had the action against T. Rowe Price been brought in the District of Maryland.

Wherefore, defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. respectfully request that this Court enter an order transferring all further proceedings in the action against them to the United States District Court for the District of Maryland, in Baltimore.

Dated this 24th day of November.

Respectfully submitted,

Pollack & Kaminsky

by: Daniel A. Pollack

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP

by: ______________________
Frank N. Gundlach
Glenn E. Davis

One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc.

Certificate of Service

A copy of the foregoing Motion to Transfer was mailed, postage prepaid, this 24th day of November, 2003, to the following:

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Klint Bruno
Law Offices of Klint Bruno
1131 Lake Street
Oak Park, Illinois 60301

Attorneys for Plaintiffs and the Class

Gordon R. Broom
Troy A. Bozarth
Regina L.L. Wells
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia St., Ste. 300
Edwardsville, Illinois 62025

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison St., Ste. 3300
Chicago, Illinois 60602-4207

Attorneys for Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W.. Ste. 900
Washington, D.C. 20005

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voekler & Allen
100 West Vandalia St., Ste. 100
Edwardsville, Illinois 62026

Attorneys for Artisan Funds, Inc.

[signature]

APPENDIX A

United States District Court
District of Massachusetts

JACK GREEN, Individually
and as Trustee,
LAWRENCE P. BELDEN, Trustee, and
STANLEY SIMON, Trustee,
Plaintiffs,

v.

CIVIL ACTION NO. 96-11276-NG

FUND ASSET MANAGEMENT, L.P.,
MERRILL LYNCH ASSET MANAGEMENT,
L.P.,
MERRILL LYNCH & CO., INC.,
MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED,
PRINCETON SERVICES, INC.,
ARTHUR ZEIKEL,
TERRY K. GLENN,
MUNIENHANCED FUND, INC.,
MUNIVEST FUND II, INC.,
MUNIYIELD FUND, INC.,
MUNIYIELD INSURED FUND, INC.,
MUNIYIELD INSURED FUND II, INC.,
MUNIYIELD QUALITY FUND, INC.,
MUNIYIELD QUALITY FUND II, INC.,
Defendants.

MEMORANDUM AND ORDER ON *DEFENDANTS' MOTION TO TRANSFER VENUE (#6)*

COLLINGS, U.S.M.J.

I. Introduction

In June of 1996 this securities action was instituted by the plaintiffs. In their complaint, Jack Green ("Green"), individually and as trustee, Lawrence P. Belden ("Belden"), trustee, and Stanley Simon, trustee, allege that the fourteen named defendants have violated various sections of the Investment Company Act of 1940.

According to the allegations of the complaint, Green is a Brookline, Massachusetts resident bringing this action as an investor and as a trustee of certain trusts. Belden, too, is a resident of the Commonwealth, bringing this action as a co-trustee of a trust. The third plaintiff, Simon, resides in Delray Beach, Florida; he brings this action as co-trustee of the Stanley Simon Trust.

The defendants MuniEnhanced Fund, Inc. ("MuniEnhanced"), Munivest Fund II, Inc. ("Munivest"), Muniyield Fund, Inc. ("Muniyield"), Muniyield Insured Fund, Inc. ("Muniyield Insured"), Muniyield Insured Fund II, Inc. ("Muniyield Insured II"), Muniyield Quality Fund, Inc. ("Muniyield Quality"), and Muniyield Quality Fund II, Inc. ("Muniyield Quality II")(collectively "Defendant Funds") are all publicly traded, closed-end investment companies with principal offices in Plainsboro, New Jersey. All of the Defendant Funds have sold shares to investors, including one or more of the plaintiffs. When the public offerings of the common shares were undertaken, the investment advisor to the Defendant Funds was Fund Asset Management, Inc. ("FAMI").

FAMI, a Delaware corporation with a principal place of business in Plainsboro, New Jersey, is a wholly owned subsidiary of defendant Merrill Lynch Investment Management, Inc. ("MLAMI"), a corporation that also has its principal place of business in Plainsboro. In turn, MLAMI itself is an indirect, wholly owned subsidiary of defendant Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."), a corporation with a principal place at Plainsboro, New

Jersey.

In January of 1994, Merrill Lynch & Co. reorganized FAMI into a limited partnership called Fund Asset Management, L.P. ("FAM"); defendant FAM replaced FAMI as the investment advisor to the Defendant Funds. Defendant Princeton Services, Inc. ("Princeton"), an indirect wholly owned subsidiary of Merrill Lynch & Co. with a principal place of business in Plainsboro, New Jersey, is the general partner of FAM whereas the limited partners as of April, 1994 were Merrill Lynch & Co. and MLAMI.

In October of 1994, Merrill Lynch & Co. reorganized FAM, removing MLAMI as a limited partner and replacing that corporation with FAMI. Approximately six months later, FAM was again reorganized: FAMI was removed and Merrill Lynch & Co. became the sole limited partner of FAM. Defendant Merrill Lynch Asset Management, L.P. ("MLAM"), an affiliate of FAM and another indirect wholly owned subsidiary of Merrill Lynch & Co., is a limited partnership with a principal place of business in Plainsboro, New Jersey. Lastly, defendant Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") is a corporation with a principal place of business in Plainsboro, New Jersey.

Turning to the individually named defendants, Arthur Zeikel whose principal place of business is in Plainsboro, New Jersey, holds the following positions: President and a Director of each of the Defendant Funds; President, a Director and Chief Investment Officer of FAM; President, a Director and Chief Investment Officer of MLAM; Executive Vice President of Merrill Lynch & Co.; and case could have been brought in Illinois, and, at least in the movants' view, it is one that falls squarely within the four corners of this statutory provision, the defendants argue that the Court in its discretion should transfer the litigation.

There is no question but "that there is a presumption in favor of the plaintiff's choice of forum and that the defendant has the burden of showing that a transfer is warranted." *Brant Point Corporation v. Poetzsch*, 671 F. Supp. 2, 5 (D. Mass., 1987) (citation omitted); *Vartanian v. Monsanto Company*, 880 F. Supp. 63, 73 (D. Mass., 1995) ("The moving party bears the heavy burden of establishing that the transfer to another district is proper and must overcome the considerable weight the court gives to a plaintiff's choice of forum."). That is not to say, however, that the plaintiffs' selection alone is determinative; all the relevant factors must be weighed. *Brant Point*, 671 F. Supp. at 5. Moreover, when certain situations exist, less deference is accorded the plaintiff's choice. Such circumstances would include when the actions and transactions at the heart of the litigation all occurred outside of the forum or when the plaintiffs are suing as class representatives. *See Job Haines Home For The Aged v. Young*, 936 F. Supp. 223, 228 (D.N.J., 1996). Indeed, "the weight of authority holds that in class actions and derivative law suits the class representative's choice of forum is entitled to lessened deference." *Id.*

Neither is the fact that special venue provisions are incorporated into securities laws dispositive in the plaintiffs' favor. When examining the counterpart doctrine of forum non conveniens applied in the international realm, the First Circuit was faced with an argument that

> no matter what the circumstances, no matter what the unfairness, a federal court (with jurisdiction and proper venue) lacks the power to invoke forum non conveniens if Congress has passed an applicable "special" venue statute, a statute that broadens the plaintiff's choice of forum beyond the choices that federal law's "general" venue statute otherwise would provide.

Howe v. Goldcorp Investments, Ltd., 946 F.2d 944, 948 (1 Cir., 1991).

Finding the argument unpersuasive, the Court wrote

> members of Congress enacting a special venue statute normally will not have thought about its potential effect upon transfers of cases to more convenient forums. The language of such a statute does not forbid transfers. Its language simply adds to the number of courts empowered to hear a plaintiff's claim.
>
> * * *
>
> Moreover, § 1404(a) at the least reflects a congressional policy strongly favoring transfers. This removes whatever temptation one otherwise might have to engage in the legal fiction that a different Congress, which never considered transfers at all and wrote a venue statute that never mentioned them, somehow intended to take from the courts their long-established power to transfer a case when considerations of fairness and convenience so required.

Howe, 946 F.2d at 949.

The cases upon which the plaintiffs rely, *Abeloff v. Barth*, 119 F.R.D. 315 (D. Mass., 1988) and *S-G Securities, Inc. v. Fuqua Investment Company*, 446 F. Supp. 1114 (D. Mass., 1978), stand for the proposition that a plaintiff's choice of forum "is particularly strong in an action brought under the Securities Exchange Act" on account of the special venue provision. *Abeloff*, 119 F.R.D. at 330-31 quoting *S-G Securities*, 466 F. Supp. at 1122. These cases support the proposition that greater weight should to be given one factor in the balance of a transfer analysis under certain circumstances; they can be read in tandem with the *Howe* proposition that a special venue provision does not undercut the court's power to transfer a case.[2]

In their brief, the plaintiffs admit that some courts give less deference to a plaintiff's choice of forum in a class action suit, and that a tension exists when a securities case is a class action: a special venue statute versus the connection of a mere representative of a far-flung class to the chosen forum. (Plaintiffs' Opposition #11 at 9-10) At bottom,

> the trial court's decision "must turn on the particular facts of each case and...must consider all relevant factors to determine whether or not on balance the litigation would more conveniently proceed and the interests of justice be better served by transfer to a different forum."

Stanley Works v. Kain, 833 F. Supp. 134, 136 (D. Conn., 1993) quoting C. Wright, A. Miller and E. Cooper, 15 *Federal Practice and Procedure* 370 (1986).

In 1947, the Supreme Court had occasion to delineate factors

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[2] Accepting arguendo that when an action is brought under a special venue provision the defendant must demonstrate "that the balance weighs heavily in favor of transfer", the court in *Job Haines Home* noted that nevertheless the special venue provision in the 1934 Securities Act "clearly does not 'prohibit the transferring of a...class action to another jurisdiction which is clearly a more convenient jurisdiction for litigating the dispute.'" *Job Haines Home*, 936 F. Supp. at 229 (citation omitted).

which a trial court should consider when addressing a motion to transfer. The Court listed the following as private factors:

> the relative ease of access to sources of proof; availability of compulsory process for attendance of unwilling, and the cost of obtaining attendance of willing, witnesses; possibility of view of premises, if view would be appropriate to the action; and all other practical problems that make trial of a case easy, expeditious and inexpensive. There may also be questions as to the enforceability of a judgment if one is obtained. The court will weigh relative advantages and obstacles to fair trial. It is often said that the plaintiff may not, by choice of an inconvenient forum, 'vex', 'harass', or 'oppress' the defendant by inflicting upon him expense or trouble not necessary to his own right to pursue his remedy. But unless the balance is strongly in favor of the defendant, the plaintiff's choice of forum should rarely be disturbed.

Gulf Oil Corporation v. Gilbert, 330 U.S. 501, 508 (1947) (footnote omitted).

According to the Supreme Court, the proper evaluation of a transfer motion should also include due attention to public factors:

> Administrative difficulties follow for courts when litigation is piled up in congested centers instead of being handled at its origin. Jury duty is a burden that ought not to be imposed upon the people of a community which has no relation to the litigation. In cases which touch the affairs of many persons, there is reason for holding the trial in their view and reach rather than in remote parts of the country where they can learn of it by report only. There is a local interest in having localized controversies decided at home. There is an appropriateness, too, in having the trial of a diversity case in a forum that is at home with the state law that must govern the case, rather than having a court in some other forum untangle problems in

> conflict of laws, and in law foreign to itself.

Gulf Oil, 330 U.S. at 308-9.

In analyzing the defendants' motion, the Court shall apply these factors to the particular circumstances of this case.

III. Discussion

The first step in this analysis shall be consideration of the weight to be given to the plaintiffs' choice of forum. The defendants assert that this case has a substantial connection to the District of New Jersey while having few significant ties to Massachusetts. The defendants have filed the affidavit of Arthur Zeikel, who, as earlier detailed, holds a variety of offices in the corporate defendants. Mr. Zeikel avers that:

> All of the activities about which plaintiffs complain took place at MLAM's and FAM's headquarters in Plainsboro, New Jersey, or in New York City, which is less than 50 miles from Plainsboro and less than 15 miles from the federal courthouse in Newark, New Jersey. Nothing of relevance to plaintiffs' claims took place in Massachusetts. Virtually all of the witnesses with knowledge of the facts concerning plaintiffs' claims live and work within 50 miles of MLAM's and FAM's Plainsboro, New Jersey headquarters.

Affidavit of Arthur Zeikel #7 ¶¶ 1, 3.

All of the Defendant Funds maintain their principal places of business in Plainsboro, New Jersey; so, too, do all of the corporate and individually names defendants. According to Mr. Zeikel, the "ten corporate defendants are headquartered in New Jersey and two in New York City, and the individuals live and work in the Plainsboro area." (*Id.* ¶ 7) Further, although the Defendant

Funds "are registered to do business in Massachusetts, they do not have any officers or maintain any offices in the Commonwealth." (Affidavit #7 at ¶ 9)

The defendants contend that all the activity relevant to the allegations of the complaint occurred within the Plainsboro area. For example, Mr. Zeikel states that

> The advisory agreements pursuant to which FAM received its compensation were drafted, negotiated, and approved in the Plainsboro area. The amounts of the fees to be paid to FAM under those agreements are calculated and paid in the Plainsboro area. Also decisions by the Funds' investment adviser affecting the Funds' net assets (and, in turn, advisory fees) are made in Plainsboro, New Jersey.

Affidavit of Arthur Zeikel #7 ¶ 4.

In addition the prospectuses were drafted in Plainsboro, New Jersey, with advice from attorneys in New York City, and all the decisions with respect to the Defendant Funds were made by portfolio managers in Plainsboro, New Jersey. (*Id.* at ¶ 5)

It is the defendants' position that the seven key witnesses who would respond to, or rebut, the plaintiffs' allegations, as well as those who prepared the documents at issue, are headquartered in Plainsboro. (*Id.* at ¶¶ 24-5) Further, Mr. Zeikel avers that to the best of his knowledge, "all of the documents that pertain to the allegations in plaintiffs' Complaint are located in the Plainsboro area; to my knowledge, no relevant documents are located in Massachusetts." (*Id.* at ¶ 28) Moreover, outside counsel who aided in drafting the relevant documents are located in New York City. (*Id.* at ¶ 26) Mr. Zeikel states that the individuals who would testify have significant responsibilities for day-to-day operations and that their absence to attend a trial in Massachusetts would cause a substantial disruption in the businesses of the defendants, which would have an adverse effect on the Defendant Funds as well as other funds and clients. (Affidavit #7 ¶ 27)

The plaintiffs counter by noting that five of the seven "disinterested" directors are residents of, or are from, Massachusetts. (Affidavit of Jack Green #12 at ¶¶ 5-10) According to the plaintiffs, these people would be the most important witnesses. In any event, the plaintiffs argue that this case should terminate in their favor as a matter of law so presumably the location of the witnesses is immaterial.

Beginning with the last argument first, as the case now stands, the Court is simply in no position to decide that the plaintiffs are entitled to the entry of judgment as a matter of law.[3] The fact that the plaintiffs may all have purchased their shares in Massachusetts is far from dispositive, (*Id.* at ¶ 3), especially since they are alleging that they represent a class that could potentially number more than 100,000. (*Id.* at ¶ 19) Considering the parties' presentations as a whole, it is beyond dispute that this litigation holds a far closer relationship to New Jersey than it does to Massachusetts. Therefore, the weight to be

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[3] The defendants strongly disagree that plaintiffs are entitled to judgment as a matter of law and asseverate that numerous disputed issues of material fact will have to be resolved before it can be determined which parties will prevail.

EXHIBIT D

In the United States District Court
for the Southern District of Illinois

FILED
03 NOV 24 PM 3:53
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated, Plaintiffs, - against - T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc., Defendants.	03-cv-673 DRH

MEMORANDUM IN SUPPORT OF MOTION TO TRANSFER

Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc.

Preface

Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. (collectively, "T. Rowe Price") move, pursuant to 28 U.S.C. § 1404(a), to transfer the action against them to the United States District Court for the District of Maryland in Baltimore.[1]

The First Amended Complaint

Plaintiffs have asserted separate claims against three different mutual fund complexes. Each plaintiff alleges that the set of defendants operating the mutual fund in which he or she held shares somehow breached its duties by allegedly failing to "fair value price" foreign securities held by its respective Fund. In particular, plaintiffs allege that, in connection with its own fund, each set of defendants:

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[1] On November 6, 2003, T. Rowe Price and AIM International Funds, Inc. and A I M Advisors, Inc. ("AIM") filed a motion to sever the claims against T. Rowe Price, AIM and the other defendants, Artisan Funds, Inc. and Artisan Partners Limited Partnership ("Artisan"), from the claims against each of the other pairs of defendants. The claims against T. Rowe Price, AIM and Artisan are impermissibly joined since the claims against each of them do not arise out of the same transaction, occurrence, or series of transactions or occurrences, as required by Rule 21, Fed.R.Civ.P.

i. "fail[ed] to know and implement applicable rules and regulations concerning the calculation of NAV";

ii. "fail[ed] to properly evaluate on a daily basis whether a significant event affecting the value of [their respective Fund's] portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices";

iii. "fail[ed] to implement [their respective Fund's] portfolio valuation and share pricing policies and procedures"; and

iv. "allow[ed] portfolio valuation and share pricing policies and procedures which benefited market timing traders of [their respective Fund's] shares at the expense of long term shareholders".

Amended Complaint, ¶¶ 60, 64, 73, 77, 86 and 90.

The Transfer Motion in Brief

Neither of the T. Rowe Price defendants has offices in the Southern District of Illinois. No witness for T. Rowe Price resides or works in the Southern District of Illinois, and no documents or records of T. Rowe Price are maintained in the Southern District of Illinois.

By way of contrast, T. Rowe Price has its headquarter offices and principal "place of business" in the District of Maryland (Baltimore), as plaintiffs recognize (Amended Complaint, ¶¶ 5, 6). Similarly, the T. Rowe Price non-party witnesses and party witnesses reside and/or work in the District of Maryland. That jurisdiction is far more convenient for T. Rowe Price than the Southern District of Illinois.

The action could have been brought in the District of Maryland as against T. Rowe Price, and T. Rowe Price consents to defend its action in that district.

The Legal Standard: § 1404(a)

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought."

A motion pursuant to § 1404(a) should be granted upon a showing that: (1) venue would be proper in the transferee district, and (2) transfer will serve the convenience of the parties and the witnesses, and is in the interests of justice.

given the plaintiffs' choice of venue under the relevant statute, while generally accorded deference, is greatly diminished.

The specific factors under § 1404 (a) must also be weighed. Given the evidence at hand, it is clear that the defendants carry the day with respect to the convenience of the parties, certainly when weighed against the scarce contact this litigation has to this forum. There is no need to reiterate the evidence; the plaintiffs have submitted no evidence that would indicate that they would be other than class representatives. The affidavit representing that the significant witnesses' absence from their workplaces would cause a major disruption to even the businesses at issue, in addition to others, balances against the plaintiffs. So, too, is the case with respect to nonparty witnesses, including counsel who aided in drafting the documents at issue; from all that appears, these people are all linked to New Jersey and are amenable to service there. Further, all of the decisions which form the foundation of the plaintiffs' claims were made in New Jersey. Again, apparently all the documents are located there. As against the residence of the five disinterested directors in Massachusetts and the plaintiffs' choice of forum, the balance tilts decidedly in favor of a transfer to New Jersey.

Although the plaintiffs argue that as a matter of policy this case should remain in the district because another similar case is pending here, it is noted that by Order dated today, the related civil action is being transferred to the Northern District of

Illinois. *See Jack Green, et al. v. Nuveen Advisory Corp., et al.*, Civil Action No. 96-11277-NG.

Bearing in mind that the plaintiffs' choice of forum may well be accorded substantial deference, the facts of this case, when considered under the relevant factors, point almost uniformly in one direction. Based upon a careful consideration and balancing of all the relevant factors, it is beyond doubt that the convenience of the parties and witnesses, as well as the interests of justice, mandate that this case be transferred to the District of New Jersey.

IV. Conclusion And Order

For all the reasons stated, it is ORDERED that the Defendants' Motion To Transfer Venue (#6) be, and the same hereby is, ALLOWED. The Clerk is hereby ORDERED to transfer this case to the District Of New Jersey.

V. Stay of Order

To afford the plaintiffs the opportunity to seek review of the within Order prior to the effectuation of the transfer, it is ORDERED that the within Order be, and the same hereby is, STAYED until Monday, June 23, 1997. If, within the time provided by Rule 72(a), Fed. R. Civ. P., the plaintiffs file an objection to the within Order, it is ORDERED that the stay continue in effect until the District Judge to whom this case is assigned rules on the objection. If no objection is filed within the time provided by

Rule 72(a), Fed. R. Civ. P., it is ORDERED that the Clerk effectuate the transfer on June 24, 1997.

ROBERT B. COLLINGS
United States Magistrate Judge

June 10, 1997.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

JACK GREEN ET AL., Plaintiffs, v. FUND ASSET MANAGEMENT, L.P., ET AL., Defendants.	Civ. Action No. 96-11276-NG

GERTNER, D.J.:

ORDER
July 15, 1997

For the reasons set forth in the Memorandum and Order filed by Magistrate Robert B. Collings (docket entry # 24), the defendant's motion to transfer venue (docket entry # 6) is **ALLOWED**. The Clerk is hereby **ORDERED** to transfer this case to the District of New Jersey. The plaintiffs' objections to the Magistrate's order and motion for reconsideration (docket entry # 26) are **DENIED**.

SO ORDERED.

Dated: July 15, 1997

NANCY GERTNER, U.S.D.J.

United States District Court
District of Massachusetts

JACK GREEN, Individually
and as Trustee,
STANLEY SIMON, Trustee, and
NORMA EVANS,
Plaintiffs,

v.

CIVIL ACTION NO. 96-11277-NG

NUVEEN ADVISORY CORP.,
JOHN NUVEEN AND CO., INC.,
RICHARD J. FRANKE,
DONALD E. SVEEN,
NUVEEN MASSACHUSETTS PREMIUM
INCOME MUNICIPAL FUND,
NUVEEN INSURED MUNICIPAL
OPPORTUNITY FUND, INC.,
NUVEEN PREMIUM INCOME
MUNICIPAL FUND, INC.,
NUVEEN PREMIUM INCOME
MUNICIPAL FUND 2, INC.,
NUVEEN INSURED PREMIUM INCOME
MUNICIPAL FUND 2,
NUVEEN PREMIUM INCOME
MUNICIPAL FUND 4, INC.,
Defendants.

MEMORANDUM AND ORDER ON DEFENDANTS' MOTION TO DISMISS THE COMPLAINT OR, IN THE ALTERNATIVE, TO TRANSFER THE CASE TO THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION (#11)

COLLINGS, U.S.M.J.

I. Introduction

In June of 1996, plaintiffs Jack Green, individually and as trustee ("Green"), Stanley Simon, trustee ("Simon"), and Norma Evans ("Evans") filed this five count complaint alleging violations of the Investment Company Act of 1940 by the ten named defendants. Green is a resident of Brookline, Massachusetts, Evans, a resident of Wellesley, Massachusetts, and Simon is a resident of Delray Beach, Florida. The plaintiffs assert in their complaint that this securities case should be certified as a class action.

According to the allegations of the complaint, defendants Nuveen Massachusetts Premium Income Municipal Fund ("Nuveen Massachusetts"), Nuveen Insured Municipal Opportunity Fund, Inc. ("NIMOF"), Nuveen Insured Premium Income Municipal Fund, Inc. ("NIPIMF"), Nuveen Premium Income Municipal Fund 2, Inc. ("Nuveen Premium 2"), Nuveen Insured Premium Income Municipal Fund 2 ("NIPIMF 2") and Nuveen Premium Income Municipal Fund 4, Inc. ("Nuveen Premium 4") (collectively "Defendant Funds") are all publicly traded, closed-end investment companies with principal places of business in Chicago, Illinois. Shares of the Defendant Funds were sold to, and are held by, investors including at least one of the plaintiffs.

John Nuveen and Co., Inc. ("Nuveen"), a corporation with a principal place of business in Chicago, Illinois, was the promoter of each of the Defendant Funds; Nuveen Advisory Corp. ("Nuveen Advisory"), a Delaware corporation with a principal place of business in Chicago, Illinois, is a wholly-owned subsidiary of Nuveen. It is alleged that Nuveen caused the Defendant Funds and Nuveen Advisory to commit unlawful acts, including the filing of false and misleading registration statements and breaches of fiduciary duties.

To complete the cast of players, defendant Richard J. Franke ("Franke"), an individual with a principal place of business in Chicago, Illinois, serves as the Chairman of the Board and a Director/Trustee of each of the Defendant Funds and also as the Chairman of the Board and a Director of Nuveen Advisory. Defendant Donald E. Sveen ("Sveen"), an individual with a principal place of business in Chicago, Illinois, is the President of Nuveen, a Director of Nuveen Advisory, and the President and a Director of each of the Defendant Funds.

In lieu of filing an answer, the defendants submitted a motion to dismiss the complaint or, in the alternative, to transfer the case to the Northern District of Illinois, Eastern Division (#11). A memorandum of law, affidavit and two volumes of appendix/exhibits (##13, 14, 15, 16) were filed in support of the motion. As would be expected, the plaintiffs filed an opposition to the defendants' motion (#23), together with a memorandum of law[1] (#25), exhibits (#25), and affidavits (## 27, 28). The defendants thereafter submitted a reply brief (#29), to which the plaintiffs responded by filing a sur-reply memorandum (#32). Oral argument was heard on April 9, 1997, and at this juncture, that portion of the defendants' motion seeking transfer to the Northern District of

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[1] The plaintiffs actually filed two memoranda of law in opposition to the defendants' motion, one addressing the question of dismissal and one addressing the question of transfer. It is the latter memorandum that is referenced herein.

Illinois is in a posture for decision.[3]

II. The Law

The law is identical to that set forth in the Memorandum and Order issued this date in the earlier related case *Jack Green, et al. v. Fund Asset Management, L.P., et al.*, Civil Action No. 96-11276-NG. Consequently, the prior explication shall be incorporated herein verbatim.

Title 28 U.S.C. § 1404 incorporates provisions relating to change of venue. In part, the statute provides that:

> (a) For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought.

Title 28 U.S.C. § 1404(a).

The transfer of a case pursuant to § 1404(a) is warranted "to prevent the waste 'of time, energy and money' and 'to protect litigants, witnesses and the public against unnecessary inconvenience and expense.'" *Van Dusen v. Barrack*, 376 U.S. 612, 616 (1964) quoting Continental Grain Co. v. Barge F.B.L. - 585, 364 U.S. 19, 26-7 (1960). Because it is undisputed that the instant case could have been brought in Illinois, and, at least in the movants' view, it is one that falls squarely within the four corners of this statutory provision, the defendants argue that the Court in its discretion should transfer the litigation.

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[3] This case was referred to the undersigned magistrate judge solely for the purpose of deciding whether the case should be transferred to another district pursuant to 28 U.S.C. § 1406(a).

There is no question but "that there is a presumption in favor of the plaintiff's choice of forum and that the defendant has the burden of showing that a transfer is warranted." *Brant Point Corporation v. Poetzsch*, 671 F. Supp. 2, 5 (D. Mass., 1987) (citation omitted); *Vartanian v. Monsanto Company*, 880 F. Supp. 63, 73 (D. Mass., 1995) ("The moving party bears the heavy burden of establishing that the transfer to another district is proper and must overcome the considerable weight the court gives to a plaintiff's choice of forum."). That is not to say, however, that the plaintiffs' selection alone is determinative; all the relevant factors must be weighed. *Brant Point*, 671 F. Supp. at 5. Moreover, when certain situations exist, less deference is accorded the plaintiffs' choice. Such circumstances would include when the actions and transactions at the heart of the litigation all occurred outside of the forum or when the plaintiffs are suing as class representatives. *See Job Haines Home For The Aged v. Young*, 936 F. Supp. 223, 228 (D.N.J., 1996). Indeed, "the weight of authority holds that in class actions and derivative law suits the class representative's choice of forum is entitled to lessened deference." *Id.*

Neither is the fact that special venue provisions are incorporated into securities laws dispositive in the plaintiffs' favor. When examining the counterpart doctrine of forum non conveniens applied in the international realm, the First Circuit was faced with an argument that

> no matter what the circumstances, no matter what the unfairness, a federal court (with

> jurisdiction and proper venue) lacks the power to invoke forum non conveniens if Congress has passed an applicable "special" venue statute, a statute that broadens the plaintiff's choice of forum beyond the choices that federal law's "general" venue statute otherwise would provide.

Howe v. Goldcorp Investments, Ltd., 946 F.2d 944, 948 (1 Cir., 1991).

Finding the argument unpersuasive, the Court wrote

> members of Congress enacting a special venue statute normally will not have thought about its potential effect upon transfers of cases to more convenient forums. The language of such a statute does not forbid transfers. Its language simply adds to the number of courts empowered to hear a plaintiff's claim.
>
> * * *
>
> Moreover, § 1404(a) at the least reflects a congressional policy strongly favoring transfers. This removes whatever temptation one otherwise might have to engage in the legal fiction that a different Congress, which never considered transfers at all and wrote a venue statute that never mentioned them, somehow intended to take from the courts their long-established power to transfer a case when considerations of fairness and convenience so required.

Howe, 946 F.2d at 949.

The cases upon which the plaintiffs rely, *Abeloff v. Barth*, 119 F.R.D. 315 (D. Mass., 1988) and *S-G Securities, Inc. v. Fuqua Investment Company*, 446 F. Supp. 1114 (D. Mass., 1978), stand for the proposition that a plaintiff's choice of forum "is particularly strong in an action brought under the Securities Exchange Act" on account of the special venue provision. *Abeloff*, 119 F.R.D. at 330-31 quoting *S-G Securities*, 466 F. Supp. at 1122. These cases support the proposition that greater weight should to be given one factor in the balance of a transfer analysis under certain circumstances; they can be read in tandem with the *Howe* proposition that a special venue provision does not undercut the court's power to transfer a case.[3]

In their brief, the plaintiffs admit that some courts give less deference to a plaintiff's choice of forum in a class action suit, and that a tension exists when a securities case is a class action: a special venue statute versus the connection of a mere representative of a far-flung class to the chosen forum. (Plaintiffs' Memorandum #24 at 10) At bottom,

> the trial court's decision "must turn on the particular facts of each case and...must consider all relevant factors to determine whether or not on balance the litigation would more conveniently proceed and the interests of justice be better served by transfer to a different forum."

Stanley Works v. Kain, 833 F. Supp. 134, 136 (D. Conn., 1993) quoting C. Wright, A. Miller and E. Cooper, 15 *Federal Practice and Procedure* 370 (1986).

In 1947, the Supreme Court had occasion to delineate factors which a trial court should consider when addressing a motion to transfer. The Court listed the following as private factors:

> the relative ease of access to sources of proof; availability of compulsory process for attendance of unwilling, and the cost of obtaining attendance of willing, witnesses;

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[3] Accepting arguendo that when an action is brought under a special venue provision the defendant must demonstrate "that the balance weighs heavily in favor of transfer", the court in *Job Haines Home* noted that nevertheless the special venue provision in the 1934 Securities Act "clearly does not 'prohibit the transferring of a...class action to another jurisdiction which is clearly a more convenient jurisdiction for litigating the dispute.'" *Job Haines Home*, 936 F. Supp. at 229 (citation omitted).

> possibility of view of premises, if view would be appropriate to the action; and all other practical problems that make trial of a case easy, expeditious and inexpensive. There may also be questions as to the enforceability of a judgment if one is obtained. The court will weigh relative advantages and obstacles to fair trial. It is often said that the plaintiff may not, by choice of an inconvenient forum, 'vex', 'harass', or 'oppress' the defendant by inflicting upon him expense or trouble not necessary to his own right to pursue his remedy. But unless the balance is strongly in favor of the defendant, the plaintiff's choice of forum should rarely be disturbed.

Gulf Oil Corporation v. Gilbert, 330 U.S. 501, 508 (1947) (footnote omitted).

According to the Supreme Court, the proper evaluation of a transfer motion should also include due attention to public factors:

> Administrative difficulties follow for courts when litigation is piled up in congested centers instead of being handled at its origin. Jury duty is a burden that ought not to be imposed upon the people of a community which has no relation to the litigation. In cases which touch the affairs of many persons, there is reason for holding the trial in their view and reach rather than in remote parts of the country where they can learn of it by report only. There is a local interest in having localized controversies decided at home. There is an appropriateness, too, in having the trial of a diversity case in a forum that is at home with the state law that must govern the case, rather than having a court in some other forum untangle problems in conflict of laws, and in law foreign to itself.

Gulf Oil, 330 U.S. at 308-9.

In analyzing the defendants' motion, the Court shall apply these factors to the particular circumstances of this case.

III. Discussion

It is perhaps best to begin by considering the weight to be given to the plaintiffs' choice of forum. The defendants contend that the instant action has minimal connections to this Massachusetts forum, but strong ties to Chicago, Illinois. In support of this position, the defendants have submitted the affidavit of Donald E. Sveen, former President of Nuveen, Nuveen Advisory and the Defendant Funds. Based upon his personal knowledge, Mr. Sveen states that

> No corporate defendant to this action is incorporated in Massachusetts. The individual defendants do not reside in Massachusetts or travel to Massachusetts to conduct business. No defendant to this action maintains its principal place of business in Massachusetts. No defendant to this action, with the exception of Nuveen & Co., maintains any facility or employees in Massachusetts.[5] No defendant to this action maintains a bank account in Massachusetts. With the exception of Nuveen & Co., none of the defendants to this action has any Massachusetts operations or receives any of its gross revenues from business conducted in Massachusetts. Nuveen & Co. receives an insignificant portion--roughly one-half of 1%--of its gross revenues from limited promotion efforts in Massachusetts.

Affidavit of Donald Sveen #14 ¶ 3.

While two of the Defendant Funds are organized as Massachusetts business trusts, the other four are incorporated and registered as corporations under Minnesota laws.[4] (Id. ¶ 5) All of the Defendant Funds have their principal places of business in Chicago, the

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[4] According to the plaintiff Green, three of the Defendant Funds are Massachusetts business trusts, i.e., Nuveen Massachusetts and NIPIMF 2 which acquired NIPIMF.

location where all their officers work, as do the corporate defendants. (#14 ¶¶ 5, 12, 14)

Two of the three plaintiffs live in the Commonwealth of Massachusetts. (Complaint #1 ¶¶ 4-6) Further, the plaintiffs are bringing a class action lawsuit on behalf of "thousands of common stockholders" of the Defendant Funds, among others. (*Id.* ¶¶ 67-68)

According to the defendants, all of the witnesses who are likely to have information relevant to the plaintiffs' claims live and work in Illinois. Mr. Sveen states that

> the executives who manage the Funds' assets, and who make day-to-day decisions regarding Fund investments, live and work in Chicago. Similarly, all decisions concerning the Funds' investment structure were made by personnel in Chicago. Finally, Nuveen & Co. employees in Chicago, assisted by Chicago counsel, drafted all the Funds' prospectuses and registration statements.

Affidavit of Donald Sveen #14 ¶ 30.

Mr. Sveen names thirteen specific people who would be called to testify at trial, all of whom live and work in the Chicago area, as well as noting the likelihood that other Chicago-based employees of Nuveen, Nuveen Advisory and outside counsel would also likely testify. (*Id.* ¶ 30-31) The expense of conducting the trial in Boston, both in terms of money and lost employee work hours, would be extremely burdensome and inefficient in the defendants' view.

In addition, all of the documents relevant to the plaintiffs' complaint are said to be located at the various defendants' offices in Chicago. (*Id.* ¶ 33)

The plaintiffs do not directly counter the defendants'

evidence with respect to the location of the likely witnesses and documents. Rather, they argue that "[t]his case presents predominant issues of law, dependent primarily on the defendants' public disclosures, all available in this location, rather than on issues of fact which are dependent on witnesses and documents." (Plaintiffs' Memorandum #24 at 8) In other words, from the plaintiffs' perspective, the location and convenience of the witnesses is irrelevant because this case should be decided on the basis of dispositive motions. However, as explained during the hearing, at this stage of the litigation,[5] it must be assumed for purposes of this motion that this case will go to trial.

The defendants also contend that the conduct and activity about which the plaintiffs complain was centered in Chicago:

> [t]here, defendants generated, evaluated, and implemented all of the agreements, arrangements, and documents on which plaintiffs base their action: the advisory fee agreement, the preferred stock leverage, and the prospectuses and registration statements. The defendants made the challenged decisions as to leverage levels in Chicago. The Funds' attorneys, who reviewed all aspects of the Funds' conduct at issue, are based in Chicago and provided their counsel in Chicago.

Defendants' Memorandum #12 at 9 citing Affidavit of Donald E. Sveen # 14 ¶¶ 27-31.

The plaintiffs assert that they purchased their shares of the Defendant Funds through brokerage houses in Boston and further that "[r]egular mailings of Nuveen proxies and periodic reports have

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[5] I note that the defendants strongly contest the plaintiffs' assertion that the plaintiffs are entitled to judgment as a matter of law.

been received in Massachusetts by plaintiffs in all of which Defendant funds mis-stated (understated) expense ratios and failed to disclose their conflict of interest in all such periodic reports." (#26 ¶ 10) Further, although the plaintiffs argue at length with respect to the alleged contacts that the defendants have with this forum, these contacts in large measure do not involve the conduct giving rise to their complaint.

Based upon the parties' presentations, it is clear that the conduct upon which the plaintiffs premise their claims in the complaint has a substantial connection with Chicago, Illinois and minimal relationship with Massachusetts. Even assuming that the plaintiffs' choice of forum is to be accorded greater deference because of the special venue statute under the relevant securities law, this greater deference must be balanced against the minimal connection to Massachusetts as well as the fact that a class is sought to be certified, circumstances which diminish the deference given to the plaintiffs' choice.

Turning now to the factors to be considered in a § 1404 (a) analysis, first, with respect to the convenience of the parties, based upon the evidence presented, the defendants carry the day. As earlier discussed, all of the defendants have their principal places of business in Chicago whereas in a class action the class members presumably will be found nationwide. Most if not all of the pertinent documents are located in Illinois. The defendants have proffered testimony to the effect that a trial in Boston would be costly, burdensome and inefficient, whereas a trial in Chicago would minimize business disruption and expense. The plaintiffs have proffered nothing to suggest that in their roles as class representatives their participation would be more than minimal.

The convenience of the witnesses also balances in favor of the defendants. Again, evidence has been proffered to show that all of the witnesses identified as having knowledge of the relevant events live and work in Illinois. Plainly costs would be reduced, as would disruption to witnesses' jobs and lives, if the case was transferred to Chicago. The plaintiffs have submitted no information regarding witnesses, apparently preferring to rely on the argument that this case will be decided as a matter of law, not as a matter of fact. However, as previously discussed, that argument is unavailing in the context of this motion.

Further, because more nonparty witnesses such as former employees, outside counsel, accountants, etc., likely live in or near Chicago, compulsory process would be available to secure their testimony at trial. As was earlier noted, virtually all of the conduct upon which the plaintiffs premise their claims transpired in Illinois, again lending weight to the defendants' argument.

The plaintiffs assert that this case should not be transferred as a matter of policy because a related lawsuit is pending in this court. Of course, there is also a motion to transfer, albeit to yet another district, outstanding in that related case. Moreover, all of the defendants are different as are all the relevant documents between the two cases. Although the underlying theories of recovery may be the same, the proof of the claims will be entirely different. This consideration deserves little if any weight in the circumstances at hand.

The efficient utilization of judicial resources demands that the transfer be denied according to the plaintiffs. Although their statistics show that the caseload is heavier in the Northern District of Illinois, the time interval from the filing of the case to the trial in a civil case is fairly comparable. This factor weighs slightly in favor of the plaintiffs.

Lastly, the final consideration is the administration of justice. Because the conduct at issue has little connection to this forum, jury duty to decide this case would be a burden on Massachusetts citizens.[6]

Even assuming that the plaintiffs' choice of forum was to be accorded deference based on the facts of this case, the factors to be considered as a whole weigh so heavily in favor of transfer that the deference would be overcome. Based upon a careful consideration and balancing of all the relevant factors, it is clear that the convenience of the parties and witnesses, in the interest of justice, require that this case be transferred to the Northern District of Illinois, Eastern Division.

IV. Conclusion And Order

For all the reasons stated, it is ORDERED that the Defendants' Motion To Dismiss The Complaint Or, In The Alternative, To Transfer

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[6] It is questionable whether the plaintiffs are entitled to a jury trial under the law of the First Circuit. *See In Re Evangelist*, 760 F.2d 27 (1985).

The Case To The Northern District Of Illinois, Eastern Division (#11) be, and the same hereby is, ALLOWED. The Clerk is hereby ORDERED to transfer this case to the Northern District of Illinois, Eastern Division.

V. Stay of Order

To afford the plaintiffs the opportunity to seek review of the within Order prior to the effectuation of the transfer, it is ORDERED that the within Order be, and the same hereby is, STAYED until Monday, June 23, 1997. If, within the time provided by Rule 72(a), Fed. R. Civ. P., the plaintiffs file an objection to the within Order, it is ORDERED that the stay continue in effect until the District Judge to whom this case is assigned rules on the objection. If no objection is filed within the time provided by Rule 72(a), Fed. R. Civ. P., it is ORDERED that the Clerk effectuate the transfer on June 24, 1997.

ROBERT B. COLLINGS
United States Magistrate Judge

June 10, 1997.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

JACK GREEN, INDIVIDUALLY AND AS TRUSTEE, STANLEY SIMON TRUSTEE, AND NORMA EVANS, Plaintiffs, v. NUVEEN ADVISORY CORP., JOHN NUVEEN AND CO., INC., RICHARD J. FRANKE, DONALD E. SVEEN, NUVEEN MASSACHUSETTS PREMIUM INCOME MUNICIPAL FUND, NUVEEN INSURED MUNICIPAL OPPORTUNITY FUND, INC. NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC., NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2, NUVEEN PREMIUM INCOME MUNICIPAL FUND 4, INC., Defendants.	CIVIL ACTION NO. 96-11277NG

DEFENDANTS' MOTION TO DISMISS THE COMPLAINT OR, IN THE ALTERNATIVE, TO TRANSFER THE CASE TO THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION

All of the defendants, by and through their attorneys, respectfully move pursuant to 28 U.S.C. § 1396, 28 U.S.C. § 1406(a) and the Federal Rules of Civil Procedure (Rules 9(b), 12(b)(3), 12(b)(6) and 23.1) that this Court enter an Order dismissing the entire Complaint with prejudice. In the alternative, the defendants respectfully move pursuant to 28 U.S.C. § 1404 that the Court enter an order transferring the case to the United States District Court for the Northern District of Illinois, Eastern Division. In support of this Motion, defendants state as follows:

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

BERNARDO BLATT, et al., Plaintiffs, v. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, et al., Defendants.	Case Number 93-0856-IEG (LSP) ORDER GRANTING DEFENDANTS' MOTION TO TRANSFER [DOC. #18]

The motion to transfer brought by defendants Merrill Lynch, Pierce, Fenner & Smith, Inc. ("MLPF&S"), Merrill Lynch Investment Management, Inc. d/b/a Merrill Lynch Asset Management ("MLAM"), Merrill Lynch Funds Distributor, Inc. ("MLFD"), Merrill Lynch Short-Term Global Income Fund, Inc. ("Global Fund") and Merrill Lynch Short-Term World Income Portfolio ("World Fund") came on regularly for hearing on April 18, 1994, at 10:30 a.m., in Courtroom 11 of the above-entitled court, the Honorable Irma E. Gonzalez presiding. James F. Stiven of the law firm of Gray Cary Ware & Freidenrich and James N. Benedict of the law firm of

Rogers & Wells appeared on behalf of defendants MLTFIS, MLAM, and MLFD. J. Anthony Sinclitico, III of the law firm of Gibson, Dunn & Crutcher appeared on behalf of defendant Global Fund. David Doyle of the law firm of Baker & McKenzie appeared on behalf of defendant World Fund. Michael L. Kirby and Jeffrey P. Lendrum of the law firm of Post Kirby Noonan & Sweat appeared on behalf of plaintiffs.

Defendants move to transfer venue to the district of New Jersey pursuant to 28 U.S.C. § 1404(a). Section 1404(a) provides:

> [f]or the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought.

There is no question that this action could have been brought in the District of New Jersey. The party seeking the transfer, however, must make a strong showing of actual inconvenience. <u>Decker Coal Co. v. Commonwealth Edison Co.</u>, 805 F.2d 834, 843 (9th Cir. 1986).

In deciding a motion to transfer under Section 1404(a), the Court must "balance the preference accorded plaintiffs' choice of forum with the burden of litigating in an inconvenient forum." <u>Decker Coal</u>, 805 F.2d at 843.

A transfer under section 1404(a) is appropriate "to prevent the waste 'of time, energy and money' and 'to protect litigants, witnesses and the public against unnecessary inconvenience and expense.'" <u>Van Dusen v. Barrack</u>, 376 U.S. 612, 616 (1964) (quoting <u>Continental Grain Co. v. Barge F.B.L. - 585</u>, 364 U.S. 19, 26-27 (1960).

Courts weigh several factors in determining whether transfer is warranted. These include (1) plaintiff's choice of forum; (2) the convenience of the parties and witnesses; (3) the availability of process to compel the presence of witnesses; (4) the cost of obtaining the presence of witnesses; (5) the relative ease of access to sources of proof; (6) calendar congestion; (7) where the relevant events took place; and (8) whether the administration of justice will be advanced by the transfer. 1 Thomas Lee Hazen, The Law of Securities Regulation, §14.3, at 243 (1990); Gulf Oil Corp. v. Gilbert, 330 U.S. 501, 508-09 (1947); Decker Coal, 805 F.2d at 843.

Defendants claim that these factors weigh in favor of transfer. Plaintiffs meanwhile contend that their choice of forum outweighs any potential burden to the defendants. After careful consideration of plaintiffs and defendants' arguments and all of the relevant evidence, the Court finds that a transfer of this case to the District of New Jersey is appropriate.

A. Plaintiffs' Choice of Forum

Although generally a court accords great weight to plaintiff's choice of forum, when an individual brings a derivative suit or represents a class, the named plaintiff's choice of forum is accorded less weight. Lou v. Belzberg, 834 F.2d 730, 739 (9th Cir. 1987), cert. denied, 485 U.S. 993 (1988).

Here, defendants contend that the putative class, if certified, would consist of some 400,000 shareholders who invested in the Global Fund and the World Fund from locations worldwide. Thus, the class would have no specific connection to the Southern District of California.

Even if class certification were denied, plaintiffs' ties to this forum are minimal. The plaintiffs' choice of forum is given less weight where all plaintiffs reside outside the judicial district. See National Computer Ltd., 708 F.Supp. 281 (N.D.Cal. 1989); Sailon, Inc. v. Lamb, 559 F.Supp. 563 (W.D.Pa. 1983). Here, plaintiffs do not dispute that none of the named plaintiffs reside in the Southern District of California. In fact, eleven of the plaintiffs do not even live in the United States, and six had their accounts with Merrill Lynch offices in Florida, Texas, Michigan, Monte Carlo and Venezuela. Zeikel Aff. ¶¶ 12-13.

B. Convenience of Parties and Witnesses

The convenience of the parties and witnesses is another important consideration in determining whether transfer of an action is appropriate. Defendants allege that more than 40 potential witnesses are located in the New Jersey area, as opposed to only a handful of witnesses in California.[1] These witnesses, defendants contend, include key witnesses who will be needed to testify concerning the complaint's principal claim, that defendants "orchestrated" a misleading "sales scheme" to market the Funds. Complaint, ¶ 122.

Plaintiffs attempt to diminish the relevance of the testimony of these witnesses, and argue that many of the witnesses plaintiffs intend to call at trial reside in San Diego. Plaintiffs contend that six of the twelve plaintiffs purchased

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[1]Defendants identified seven individuals in their moving papers who are located in the New Jersey area and would be important witnesses. In their reply, defendants have provided a list of 45 potential witnesses located in the New Jersey area.

their shares of the Global/World Fund through the MLPF&S offices in San Diego, and that the misrepresentations made in connection with those purchases were made in San Diego County. Plaintiffs have identified seven local financial consultants which they allege are "key witnesses" in this case, because they would testify regarding the sales practices at the San Diego MLPF&S branch offices.

However, as defendants respond, the seven local consultants plaintiffs identify are no more important to this action than over 10,000 other MLPF&S financial consultants worldwide who were authorized to sell Fund shares. Zeikel Reply Decl. ¶ 5. In contrast, the testimony of the witnesses residing in New Jersey and New York are necessary to the claims of all plaintiffs regarding the allegations of a central scheme to defraud investors. In addition, although plaintiffs emphasize the volume of sales of Fund shares in the seven San Diego branch offices, Merrill Lynch's New Jersey offices sold almost four times as many shares of the Funds as did branches in this District. Exhibit 3 to March 1, 1994 Kirby Declaration. MLPF&S Southern District of California offices generated an average of only about 1.5% of aggregate Global/World Fund sales worldwide during the alleged Class Period.

Plaintiffs argue that San Diego is more convenient for certain Mexican residents included in the putative class. However, Mexican residents apparently comprise fewer than 1500 members of a class of hundreds of thousands. In addition, plaintiffs have not indicated an intent to call any Mexican residents to testify at trial. Moreover, these Mexican residents acquired their World Fund holdings through approximately 60 MLPF&S offices throughout the United States and elsewhere. Ziekel Reply Decl., ¶ 4. It also is not clear that San Diego is a more convenient forum than New Jersey for Mexican residents. Mexico City, for example, where several named plaintiffs reside,[2] is not significantly closer to San Diego than to New Jersey, and there are likely more flights from Mexico City to the New York/New Jersey area than to San Diego.

C. Location of Defendants

The location of defendants is also relevant to defendants' motion to transfer. Plaintiffs deny, however, that this consideration should compel transfer. Although certainly this consideration alone would be insufficient to require a transfer of this action, plaintiffs cannot deny its relevance. Plaintiffs mistakenly rely on <u>In re ML-Lee Acquisition Fund II, L.P.</u>, 816 F.Supp. 973 (D.Del. 1993) to support their contention that the location of defendants in New Jersey does not favor transfer in this case. However, that case involved numerous non-Merrill Lynch defendants located in Massachusetts and Delaware, as well as in the New York/New Jersey metropolitan area. Defendants sought transfer to the district of Massachusetts. The court denied transfer because not all of the defendants were located in one district, and in fact, two of the principal defendants, the funds, were located in Delaware. The court found that Delaware was no less inconvenient for the Merrill Lynch witnesses than Massachusetts. <u>Id</u> at 977. Here, the key defendants are all in

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[2] Declarations of Jose Kravzov, Alberto Stern.

or near New Jersey; none is located in San Diego.

D. Ease of Access to Evidence

The ease of access to evidence similarly weighs in favor of transferring this action to New Jersey. In this case, marketing materials and prospectuses which plaintiffs allege are misleading were prepared and are located in New Jersey and New York. All of the defendants, excluding World Fund, maintain their central document storage in New Jersey or in the New York metropolitan area. Although, as plaintiffs contend, such documents can be copied and transported, the burden of copying and transporting large amounts of documentary evidence is a factor properly considered in a motion for transfer under Section 1404(a). Pennwalt Corp. v. Purex Indus., Inc., 659 F.Supp. 287, 290 (D.Del. 1986); American Standard, Inc. v. Bendix Corp., 487 F.Supp. 254, 264 (W.D.Mo. 1980).

E. Judicial Efficiency

Finally, a factor relevant to the "interests of justice" element of Section 1404(a), court congestion, weighs in favor of transferring this case to New Jersey. According to the Judicial Workload Profile of the Annual Report of the Director of the United States Courts, on September 30, 1992, each judge in this District had approximately 533 pending cases, while for the same period, judges in the District of New Jersey had only 339 cases. The Southern District of California was also ranked busier among District Courts in terms of total filings, and therefore took

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more time to dispose of civil cases overall. Although this factor alone is certainly not dispositive, it does support defendant's motion to transfer this action.[3]

Thus, the Court finds that the balance of relevant factors tips in favor of transferring this action to the District of New Jersey. Defendants' motion to transfer this action to the District of New Jersey is GRANTED.

Accordingly, the Court declines to rule on defendants' motion to dismiss under Rule 12(b)(6) and defendant World Fund's motion to dismiss for lack of personal jurisdiction and improper service.

IT IS SO ORDERED.

Dated: April 22, 1994

IRMA E. GONZALEZ
United States District Judge

Copies distributed/mailed (see page 9 attached hereto and incorporated herein by reference).

[3]Plaintiffs argue that the Court will be required to interpret California state law for the plaintiffs' state law claims, militating in favor of leaving this action in the Southern District of California. However, the place of injury determines the applicable law. Since putative class members purchased their funds all over the country, the law of each of those states will need to be applied to determine their state law claims. In addition, defendants claim, and plaintiffs have not disputed, that many of the account agreements entered into by class members specify the application of New York law.

ROGERS & WELLS
JAMES N. BENEDICT
MARK HOLLAND
200 Park Avenue
New York, New York 10166
Telephone: (212) 878-8000

Attorneys for Defendants
FUND ASSET MANAGEMENT, INC.; MERRILL LYNCH ASSET MANAGEMENT, INC.; MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED; MERRILL LYNCH & CO., INC.

BROWN, WOOD, IVEY, MITCHELL & PETTY
JAMES K. MANNING
PAUL WINDELS III
One World Trade Center
New York, New York 10048
Telephone: (212) 839-5300

Attorneys for Defendant
CMA MONEY FUND

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

JEFFREY KRINSK, Derivatively, Plaintiff, vs. FUND ASSET MANAGEMENT, INC., MERRILL LYNCH ASSET MANAGEMENT, INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, MERRILL LYNCH & CO., INC., and CMA MONEY FUND, Defendants.	Case No. 85-1268-GT (CM) ORDER GRANTING MOTION TO TRANSFER VENUE

The above-entitled matter came on regularly for hearing on September 9, 1985, before the Honorable Gordon Thompson, Jr., judge presiding, on defendants' Motions (i) to Dismiss for Lack of Personal Jurisdiction, (ii) to Dismiss for

Lack of an Indispensable Party, or (iii) in the Alternative, to Transfer Venue. Defendants Fund Asset Management, Inc. ("FAMI"), Merrill Lynch Asset Management, Inc. ("MLAM"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. ("ML&Co") (collectively referred to as "Merrill Lynch"), were represented by James N. Benedict, Esq.; defendant CMA Money Fund ("Fund") was represented by James K. Manning, Esq.; and plaintiff was represented by Richard M. Meyer, Esq.

The Court, having read and considered all papers submitted in support of or in opposition to said motion, and being fully advised following argument, concludes that the convenience of the parties, the convenience of the witnesses, and the interests of justice require that the above-entitled matter be transferred to the United States District Court for the Southern District of New York pursuant to 28 U.S.C. § 1404(a) for, <u>inter alia</u>, the following reasons:

1. Plaintiff brings this action derivatively on behalf of the defendant Fund challenging contractual fee arrangements between the defendant Fund and the Merrill Lynch defendants;

2. All of the defendants' principal offices are located in the New York metropolitan area, and defendants Fund, FAMI and MLAM do not maintain any offices in California;

3. The agreements at issue in this case were negotiated and executed in New York, and the challenged investment advisory and distribution fees are paid in New York; no negotiations or payments took place in California;

4. Defendants have established that most, if not all, of the Merrill Lynch officers or employees who may or will testify in this action are based at Merrill Lynch's offices in the New York metropolitan area;

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5. All of the Fund's Trustees, some or all of whom are likely to testify in this action, live in, work in or regularly travel on business to New York City; none of the Fund's Trustees works in or resides in California;

6. Meetings of the Fund's Board of Trustees are held in New York, the principal decisions affecting the Fund are made in New York, and all of the Fund's records are located in the New York metropolitan area;

7. Most of defendants' records and documents relating to Merrill Lynch's services and transactions concerning the Fund are located at Merrill Lynch's offices in or near New York;

8. Many of the processing and other services provided by defendants to the Fund are performed in the New York metropolitan area;

9. The Custodian and Transfer Agent for the Fund, as well as the records relating to their activities, are located in the Northeast;

10. Plaintiff maintains his CMA Account in Wayne, New Jersey, less than 25 miles from New York City;

11. Plaintiff is but one of over 800,000 shareholders of the Fund, his interest in this action is negligible (less than $1.25 per year), and he has no personal knowledge of any of the facts that form the basis for his claim;

12. The Fund's proxy (which is challenged in Count II of the Complaint) was prepared in New York;

13. Three prior actions challenging the advisory and distribution fees paid by the Fund were litigated in New York, and the records related to those cases are located there;

14. This action could have been brought in the Southern District of New York;

15. Plaintiff would not be substantially inconvenienced by a transfer of this action to the Southern District of New York, whereas the failure to transfer this action would result in substantial inconvenience, disruption of business and increased costs to defendants;

16. There has been no activity in this action to date, other than defendants' motion; and

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17. Transfer of this action to the Southern District of New York would not result in any delay in the trial of this action.

Accordingly, defendants' Motion to Dismiss for Lack of Personal Jurisdiction is hereby denied; defendants' Motion to Dismiss for Lack of an Indispensable Party is hereby denied; and defendants' Motion to Transfer Venue is hereby granted. The above-entitled matter shall be transferred forthwith to the United States District Court for the Southern District of New York.

IT IS SO ORDERED.

DATED: October 9, 1985

GORDON THOMPSON, JR.
Chief United States District Judge

APPROVED AS TO FORM:

MILBERG WEISS BERSHAD SPECTHRIE & LERACH
Richard M. Meyer
Keith F. Park

By: ______________________________
Keith F. Park
Attorneys for Plaintiff

0191s

United States District Court, S.D. Illinois.

Richard NELSON, Dorothy Nelson, Kenneth A. Gilley, Judith Gilley, Anne Marie Kern-Taylor, Franklin H. Meyers, Lois Meyers, Jo Ellen Brady, Paul Quigley, Melvin W. Scharf, Jodee Favre, Gregory C. Stepp, Wilma J. Gaston, Barbara Erb, Dan McGinnis, Pamela McGinnis, Louis Taylor, as Trustee for Bergmann-Taylor Profit Sharing Plan Doloros Epping, John Smetana, Steven G. Wicks, Stephen Stovey, Plaintiffs,

v.

AIM ADVISORS, INC., Aim Distributors Inc., American Express Financial Corp., American Express Financial Advisors Inc., Davis Selected Advisers LP, Davis Distributors LLC, Delaware Management Co ., Delaware Distributors LP, Dreyfus Corp., Dreyfus Service Corp., Evergreen Investment Management Co. LLC, Evergreen Investment Services Inc., Franklin Advisers Inc., Franklin Templeton Distributors Inc., Goldman Sachs Asset Management, Goldman Sachs & Co. Inc., Invesco Funds Group Inc., Invesco Distributors Inc., John Hancock Funds Inc., Lord Abbett & Company, Lord Abbett Distributor LLC, New York Life Investment Management LLC, Nylife Distributors Inc., Fund Asset Management LP, Fam Distributors Inc., Massachusetts Financial Services Company, MFS Fund Distributors Inc., Morgan Stanley Dean Witter Advisors Inc., Morgan Stanley Dean Witter Distributors Inc., Oppenheimer Funds Inc., Oppenheimer Funds Distributor Inc., Pimco Advisors, Pimco Funds Distributor LLC, Prudential Investments Fund Management LLC, Prudential Investment Management Services, Putnam Investment Management LLC, Putnam Retail Management LP, J. and W. Seligman & Co Inc., Seligman Advisors Inc., Smith Barney Fund Management LLC, Salomon Smith Barney Inc., Sunamerica Asset Management Corp., Sunamerica Capital Services Inc., Templeton Global Advisors Limited, Van Kampen Asset Management, and Van Kampen Funds Inc. Defendants.

No. 01-CV-0282-MJR.

March 8, 2002.

MEMORANDUM AND ORDER

REAGAN, District J.

I. *Introduction*

*1 On May 7, 2001, Plaintiffs filed a complaint in this Court on behalf of themselves and those similarly situated. Named plaintiffs are 21 Illinois residents who are investors and shareholders in 51 various mutual funds sold and distributed by 48 investment advisor and fund distributor Defendants (or 24 sets of advisor/distributor pairs). Although no formal motion has been filed yet, Plaintiffs seek certification of a nationwide class consisting of millions of mutual fund shareholders; specifically 24 classes of all shareholders in all funds found in each of 24 fund "families" or "complexes" into which 1,206 mutual funds have been broken down.

In summary, Plaintiffs allege Defendants engaged in unlawful control of the directors of the funds (who are required to be independent), entered into unlawful distribution plans and agreements, and charged and received unlawful and excessive distribution and advisory fees from the fund. Specifically, Plaintiffs allege violations of the Investment Company Act of 1940 ("ICA Act"), 15 U.S.C. § 80a-12(b) and § 80(a)-36(b) in Counts I and II and breach of common law fiduciary duty in Count III. Plaintiffs seek recovery of all investment advisory fees and all distribution fees paid by the 1,206 mutual funds since May 1, 1991, punitive damages, declaratory relief, future specific performance, costs, interest, and attorneys' fees.

Now pending before the Court are 14 motions to sever and 17 motions to transfer pursuant to 28 U.S.C. § 1404(a) filed by various Defendant groups. The Court held a hearing on these motions on December 10, 2001, took the matter under advisement, and imposed a stay in the case until resolution of the severance and transfer issues. For the reasons stated herein, the Court lifts the stay, grants Defendants' motions, and severs and transfers accordingly.

II. *Defendants' Motions to Sever*

Defendants' motions to sever pursuant to FEDERAL RULE OF CIVIL PROCEDURE 21 raise the same basic argument--that Plaintiffs' second amended complaint fails to satisfy the requirements of Rule 20(a) for permissive joinder of multiple defendants.

Rule 20(a) contains two requirements: (1) that the claims for relief against each defendant are "in respect of or arising out of the same transaction, occurrence, or series of transactions or occurrences" *and* (2) that a "question of law or fact common to all these persons will arise in the action." *Mosley v. GMC*, 497 F.2d 1330, 1334 (8th Cir.1974). However, this does not require that *every* question of law or fact be common to all. *Id.* If claims have been "misjoined," the court is authorized under Rule 21 to *sever* the claims against the different defendants and proceed with them separately. The trial judge has broad discretion in determining when severance is appropriate. *Thompson v. Boggs*, 33 F.3d 847, 858 (7th Cir.1994).

Defendants argue that Plaintiffs' claims for relief do not arise out of the same transaction or occurrence because each mutual fund enters into *separate* contracts with its own advisor and distributor which set forth the nature of the services to be provided by that particular advisor and distributor and the specific fees to be paid for such service. In other words, none of the Defendant pairs have a relationship, contractual or otherwise, with any other pair of Defendants. Each pair advises and manages the funds involved inside its own complex and does not manage or advise any of the funds of other complexes. As such, each Defendant pair makes their own separate and different decisions in running the fund.

*2 Defendants further point out that since none of the contracts applies to funds in more than one complex, Plaintiffs could not and did not allege any factual connection between the contract agreements, fees, or directors in the different complexes, and no evidence regarding fees or services would be admissible against any other Defendant. Therefore, each fund will have to be analyzed separately to determine whether the fees were excessive. Accordingly, Defendants' contend Plaintiffs' claims for "control over the directors" and claims for "excessive fees" do not share a common question of law or fact and do not satisfy the first requirement under Rule 20(a).

Defendants also argue that Plaintiffs' claims do not involve a question of law or fact common to all Plaintiffs. Defendants assert that although Plaintiffs pursue similar theories under the ICA against each group of Defendants, this does not create a common issue of law or fact because different contracts apply to each pair of Defendant advisor and distributor. Therefore, Plaintiffs have not satisfied the second requirement under Rule 20(a).

In short, Defendants argue that the only common factor among the claims brought against the numerous Defendant groups in this case is that they are each investment advisors or distributors of mutual funds. Therefore, there is no basis for joining them as Defendants in a single "mega-lawsuit" and severance is proper under Rule 21. The Court agrees.

The spirit underlying the permissive joinder doctrine is to promote efficiency, convenience, consistency, and fundamental fairness. *Intercon v. Research, Etc. v. Dresser Industries*, 696 F.2d 53, 57-58 (7th Cir.1994). These principles, not a bright-line rule, should govern whether the "same transaction" requirement imposed by Rule 20 has been satisfied. *See* 4 James Wm. Moore et al., *Moore's Federal Practice* § 20.05(1) (3rd ed.1999). Therefore, courts should evaluate this issue on a case-by-case basis rather than developing a single test. *See* 7 C. Wright et al., *Federal Practice and Procedure* § 1653 at 382 (2nd ed.1986).

Although this Court chooses to evaluate this issue in an independent manner keeping these principles in mind, the Court finds guidance from a fellow district court within the Seventh Circuit which examined the issue of joinder within the context of securities fraud lawsuits which this Court finds are analogous to the case at bar.

> Problems associated with the "same transaction" requirement have arisen often in the context of securities fraud lawsuits involving multiple plaintiffs. The general consensus that emerges from these cases is that Rule 20 demands *more than the bare allegation that all plaintiffs are victims of a fraudulent scheme perpetrated by one or more defendants; there must be some indication that each plaintiff has been induced to act by the same misrepresentation.* *Compare* *Nor-Tex Agencies, Inc. v. Jones*, 482 F.2d 1093, 1100 (5th Cir.1973) (addition of second plaintiff in securities fraud lawsuit satisfied Rule 20(a) because claims of each plaintiff were based on series of false statements made by same defendant to both plaintiffs so that facts of claims "were inextricably woven together") with *Papagiannis v. Pontikis*, 108 F.R.D. 177, 179 (N.D.Ill.1985) (two plaintiffs could not be joined in same securities action against same defendant even though both claims involved scheme to sell interest in unprofitable oil wells; defendant implemented

scheme in separate encounters, each of which necessarily controlled by individualized proof) and McLernon v. Source International, Inc., 701 F.Supp. 1422, 1425-26 (E.D.Wis.1988)(several hundred individual plaintiffs fraudulently induced into purchasing unregistered securities could not join in same action without amending their complaint to identify a specific fraudulent statement or statements that had reached all plaintiffs; misrepresentations set forth in original complaint emanated from many different sources).
*3 Insolia v. Philip Morris Incorp., 186 F.R.D. 547, 549 (W.D.Wis.1999)(emphasis added).

With these principles in mind, the Court finds that Plaintiffs' claims do not arise out of the same "transaction, occurrence, or series of transactions or occurrences" as required under Rule 20. Although Plaintiffs' claims against all Defendants are pled under the same legal theory, it is only in this abstract sense that Plaintiffs' claims share anything in common. On the immediate and practical level which governs the application of Rule 20, Plaintiffs' claims against each Defendant pair are based upon contracts specific to that pair and no other. Therefore, each contract and the duties imposed upon each Defendant pair must be analyzed separately. The fact that Plaintiffs have made claims against each Defendant under identical federal statutory provisions does not mean that there are common issues of law and fact sufficient to satisfy Rule 20(a). Randleel v. Pizza Hut of America, Inc., 182 F.R.D. 542, 543 (N.D.Ill.1998).

Furthermore, the practical implications of allowing these claims to go forward suggest that joinder would not serve the policies underlying Rule 20. In order to eliminate prejudice, avoid massive confusion, and to promote judicial efficiency and order, this Court exercises its discretion under Rule 21 and severs Plaintiffs' claims against the various Defendant pairs as Defendants' motions request. *See* Randleel, 182 F.R.D. at 545.

III. *Defendants' Motions to Transfer*

Defendants next move for the transfer of their cases to other, more appropriate, jurisdictions pursuant to 28 U.S.C. § 1404(a).

28 U.S.C. § 1404(a) provides:

For the convenience of the parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought.

To prevail on a § 1404(a) motion, the movant must demonstrate: (1) that venue is proper in the transferor district; (2) that venue *and* jurisdiction are proper in the transferee district; and (3) that the transfer will serve the convenience of the parties and witnesses and promote the interest of justice. Coffey v. Van Dorn Iron Works, 796 F.2d 217, 219 (7th Cir.1986). The weight to be accorded each of these factors lies in the discretion of the trial judge. Wysnoski v. Millet, 759 F.Supp. 439, 444 (N.D.Ill.1991).

The moving party bears the burden of persuading the transferor court that the transferee court is more convenient and that the interest of justice favors a transfer. Heller Financial, Inc. v. Midwhey Powder Co., Inc., 883 F.2d 1286, 1293 (7th Cir.1989); *General Electric Capital Auto v. Phil Smith Chrysler Plymouth, Jeep Eagle*,--F. Supp.2d -, 2000 WL 1471615 (N.D.Ill. Oct. 2, 2000); Goodin v. Burlington Northern Railroad Co., 698 F.Supp. 157, 158 (S.D.Ill.1988).

Other principles guide a court's consideration of a § 1404(a) transfer motion as well. For instance, in determining whether to grant § 1404(a) transfer, the court must seek to promote the efficient administration of justice and not merely the private interests of the parties. Bryant v. ITT Corp., 48 F.Supp.2d 829, 832 (N.D.Ill.1999). Additionally, as a general rule, a plaintiff's choice of forum is entitled to substantial deference. However, where a plaintiff alleges a nationwide class action, "plaintiff's home forum is irrelevant." Koster v. Lumbersmen Mut. Cas. Co., 330 U.S. 518, 524 (1947); Georgouses v. NaTec Res., Inc., 963 F.Supp. 728, 730 (N.D.Ill.1997).

*4 In the case at bar, all parties agree that the first element required for a § 1404(a) transfer has been satisfied--that venue is proper in this district, the transferor district.

In determining whether "venue and jurisdiction are proper in the transferee district," this Court must examine: a) the plaintiffs' choice of forum; b) the situs of material events; c) the relative ease of access to sources of proof in each forum, including the court's power to compel the appearance of unwilling witnesses at trial and the costs of obtaining the attendance of witnesses, and d) the convenience to the parties--specifically, their respective residence and abilities to bear the expenses of trial in a particular forum. Von Holdt v. Husky Injection Molding Sys., 887 F.Supp. 185, 188 (N.D.Ill.1995).

As stated above, the Court finds Plaintiffs' choice of forum to be irrelevant. Therefore, the Court focuses on the remaining three elements in determining whether venue and jurisdiction are proper in each of the transferee districts to which the various Defendants seek transfer.

With one exception addressed later, each Defendant seeks transfer to the district in which they are headquartered and in which they manage the mutual funds at issue in this case. In support of these motions for transfer, each Defendant has demonstrated by Affidavit that: (1) all material facts surrounding the management of the various mutual funds occurred in the district to which they seek transfer; (2) that all of the numerous potential witnesses live in or within close proximity to the district to which they seek transfer; (3) that all of the documents relevant to the litigation are in or within close proximity to the district to which they seek transfer, and (4) since there has been no allegation that any individual Plaintiff interacted with any of the Defendant advisors or distributors in any direct way, that no material witnesses live or reside in the Southern District of Illinois.

Defendants have also sufficiently proven that there is relative ease of access to sources of proof in the various districts to which they seek transfer, but no ease of access to such documents in the Southern District of Illinois. Again, since all documentation regarding these mutual funds and the way they are run is kept at and around the various Defendant headquarters, there would be no access to such documents within this district. Moreover, requiring Defendants to produce such documentation in this district would be very costly and impose undue hardship.

Furthermore, it is clear that the courts to which Defendants seek transfer have *infinitely* more power than this Court to compel the appearance of unwilling witnesses at trial since all of the witnesses reside in or within close proximity to the transferee districts. Moreover, the costs of compelling the attendance of witnesses would be less since the witnesses reside in or are closer to the transferee districts. All in all, it would simply be much more convenient for the witnesses to be heard in the transferee districts.

*5 Based upon these factors, it is clear that venue and jurisdiction are proper in the transferee districts and that Defendants have satisfied the second factor required for a § 1401(a) transfer.

The evidence regarding the second factor under § 1401(a) dovetails with the evidence regarding the third factor--that transfer will serve the convenience of the parties and witnesses and promote the interest of justice or the "clearly more convenient" standard. *Coffey*, 796 F.2d at 220. There is no question that Defendants have proven that the transferee district would be more convenient for the majority, if not all, of the witnesses. Although transfer may require Plaintiffs to travel to the transferee district, it is "clearly more convenient" for any of the individual plaintiffs to travel from this district to the transferee district, than for a plethora of witnesses to travel to the Southern District of Illinois on each individual Plaintiff's case.

Analysis under this final § 1404(a) factor also requires the Court to consider certain other elements relating to public interest. These include: (a) the relation of the community to the occurrence at issue in the litigation and the desirability of resolving controversies in their locale; (b) the court's familiarity with applicable law; and (c) the congestion of the respective court dockets and the prospect for earlier trial. *Georgouses*, 963 F.Supp. at 730. In undertaking this analysis, the Court finds that although there are certainly putative class members in the Southern District of Illinois, as there are nationwide, there is no special relation between this community and the alleged occurrences. Therefore, there is no specific desire or need to resolve this controversy in this district as compared to the clearly more convenient transferee districts.

Similarly, the Court finds that any district court would be as familiar as this Court is with the applicable law governing this case.

The Court also finds that no delay would result from transferring these cases to the various transferee districts. For example, the median number of months from filing to disposition is better in the Southern District of New York, to which the majority of Defendants seek transfer, than it is in the Southern District of Illinois. *See www.uscourts.gov* (2000)(5.2 months in the S.D.N.Y versus 8 months in the S.D.IL.). [FN1]

FN1. Plaintiffs' cited statistics regarding this Court's caseload, but were cautioned at oral argument that their numbers were stale. According to the latest official statistics released on January 31, 2002, this Court had 859 assigned pending cases.

Based upon all of these considerations, the Court finds it is "clearly more convenient" for the various cases to be transferred than to be heard in this district. Given the fact that the overwhelming number of witnesses and documents are located in the transferee district, as well as the fact that Plaintiffs have offered no reason why Defendants should bear the greater legal cost of transporting documents, counsel, and witnesses to the Southern District of Illinois in order to defend against Plaintiffs' as yet unproven allegations, this Court finds that Defendants have sustained their burden of demonstrating that transfer of these cases is appropriate and warranted under § 1404(a). *See* Genden v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 621 F.Supp. 780 (N.D.Ill.1985).

*6 The only exception to this ruling relates to the motion for transfer to the Southern District of New York filed by Defendants, Aim Advisors, Inc., Aim Distributors, Inc., Franklin Advisors, Inc., Franklin Templeton, Templeton Global Advisors, Invesco Funds Group, Inc., and Invesco Distributors, Inc. (a portion of Doc. 48). As the motion relates *to these Defendants only,* the motion is *granted in part and denied in part.* [FN2]

FN2. The motion is *granted in its entirety* as it relates to Defendants, J. & W. Seligman and Seligman Advisors, since these Defendants have de monstrated that they are headquartered in New York City, the material events giving rise to the claims against them occurred in New York City, and virtually all of the relevant witnesses and documents are in New York City.

Although the Court finds that transfer from this district is appropriate, the Court will not transfer the cases against Defendants, Aim Advisors, Inc., Aim Distributors, Inc., Franklin Advisors, Inc., Franklin Templeton, Templeton Global Advisors, Invesco Funds Group, Inc., and Invesco Distributors, Inc., to the Southern District of New York as they have requested. To do so would only accomplish having the cases against these Defendants tried in another district as disconnected to the litigation as this one. Regardless of these Defendants' willingness to travel to the Southern District of New York, the Court will transfer these cases to the districts where each Defendant is headquartered, where the corporate witnesses reside, and where the corporate documents are.

Accordingly, the Court *transfers* Defendants Aim Advisors, Inc. and Aim Distributors, Inc. to the Southern District of Texas where they are headquartered; *see www.aimfunds.com/aboutus/index.html;* Defendants Franklin Advisors, Inc., Franklin_Templeton, and Templeton Global Advisors to the Northern District of California where they are headquartered; *see www.franklintempleton.com;* and Defendants Invesco Funds Group, Inc. and Invesco Distributors, Inc. to the District of Colorado where they are headquartered; *see www.invescofunds.com/AboutINVESCO/WhoWeAre.asp.*

IV. *Conclusion*

For the reasons stated herein, the Court LIFTS THE STAY, GRANTS Defendants' motions to sever (Docs. 39, 46, 67-1, 71-1, 75-1, 79-1, 83-1, 87-1, 90, 107, 125, 131, 136, & 155) and GRANTS Defendants' motions to transfer (Docs. 41, 44, 50, 67-2, 71-2, 75-2, 79-2, 83-2, 87-2, 92, 94, 105, 127, 133, 138, & 156) EXCEPT Defendants Aim Advisors Inc., Aim Distributors Inc., Franklin Advisors. Inc., Franklin Templeton, Templeton Global Advisors, Invesco Funds Group, Inc., and Invesco Distributors, Inc.'s motion to transfer which is GRANTED IN PART and DENIED IN PART as explained above (Doc. 48). Defendants J. and W. Seligman and Seligman Advisors' part of the motion (Doc. 48) is GRANTED IN ITS ENTIRETY. Accordingly, the Court TRANSFERS the cases against the various Defendants as follows:

• *to the Southern District of New York:*
-- Dreyfus Corp.,
-- Dreyfus Service Corp.,
-- Smith Barney Fund,
-- Salomon Smith Barney,
-- SunAmerica Asset Mgt.,
-- SunAmerica Capital (Doc. 41),
-- J. and W. Seligman,
-- Seligman Advisors (Doc. 48),
-NY Life Distributor, Inc.
-NY Life Investment Mgt. LLC (Doc. 87-2)
-Morgan Stanley Dean Witter Advisors, Inc.
*7 -Morgan Stanley Dean Witter Distributors, Inc. (Doc. 133)
-Goldman Sachs & Co., Inc.,
-Goldman Sachs Asset Mgt. (Doc. 156)

• *to the District of New Jersey:*
-Fund Asset Mgt. LP,

-FAM Distributors, Inc.,
-Prudential Investment,
-Prudential Investment Mgt. (Doc. 44)
-Lord Abbett Distributor LLC
-Lord Abbett & Co. (Doc. 79-2)

- *to the District of Massachusetts:*
  -Putnam Investment
  -Putnam Retail Mgt. (Doc. 50)
  -Evergreen Investment Services
  -Evergreen Investment Mgt. Co., LLC (Doc. 71-2)
  -John Hancock Funds, Inc.
  -John Hancock Advisors, Inc. (Doc. 75-2)
  -MFS Fund Distributors, Inc.
  -Massachusetts Financial Services Co. (Doc. 83-2)

- *to the District of Arizona:*
  -Davis Distributors, LLC
  -Davis Selected Advisors, LP (Doc. 67-2)

- *to the District of Minnesota:*
  -American Express Financial Corp.
  -American Express Financial Advisors, Inc. (Doc. 92)

- *to the Central District of California:*
  -PIMCO Advisors
  -PIMCO Funds Distributor LLC (Doc. 94)

- *to the Northern District of California:*
  -- Franklin Advisors. Inc.,
  -- Franklin Templeton,
  -- Templeton Global Advisors (Doc. 48)

- *to the Eastern District of Pennsylvania:*
  -Delaware Distributors, LP
  -Delaware Mgt. Co. (Doc. 105)

- *to the District of Colorado:*
  -Oppenheimer Funds Distributor, Inc.
  -Oppenheimer Funds, Inc. (Doc. 127)
  -- Invesco Funds Group, Inc.,
  -- Invesco Distributors, Inc. (Doc. 48)

- *to the Northern District of Illinois:*
  -Van Kampen Asset Mgt.
  -Van Kampen Funds, Inc. (Doc. 138)

- *to the Southern District of Texas:*
  -- Aim Advisors Inc.,
  -- Aim Distributors Inc.

IT IS SO ORDERED.

2002 WL 442189 (S.D.Ill.), Fed. Sec. L. Rep. P 91,725

END OF DOCUMENT

In the United States District Court
for the Southern District of Illinois

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated,

Plaintiffs,

- against -

T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc.,

Defendants.

03-cv-673 DRH

Affidavit of Henry H. Hopkins
in Support of
Motion to Transfer: § 1404(a)

State of Maryland)
) ss.:
City of Baltimore)

Henry H. Hopkins, being duly sworn, deposes and says:

I am Chief Legal Counsel of T. Rowe Price Associates, Inc. and Vice President of T. Rowe Price International, Inc. Defendant T. Rowe Price International, Inc. serves as the investment advisor to the T. Rowe Price International Stock Fund (the "T. Rowe Price

Fund"). I have personal knowledge of the facts set forth in this affidavit.

I submit this affidavit in support of the motion by T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. (collectively "T. Rowe Price") under § 1404(a) to transfer this action from the Southern District of Illinois to the District of Maryland. Set forth hereinbelow are the factors which support transfer of this action:

1. T. Rowe Price has no office in the Southern District of Illinois. By way of contrast, T. Rowe Price's headquarters and principal place of business are in the District of Maryland.

2. None of the 3600-plus employees performing services for T. Rowe Price and its affiliates resides in the Southern District of Illinois.

3. None of the T. Rowe Price officers or employees who are expected to testify in this action resides or works in the Southern District of Illinois.[1] These T. Rowe Price officers and employees reside and/or work in the District of Maryland.

4. None of the directors or auditors of the T. Rowe Price Fund (which is organized under Maryland law), some of whom are expected to testify in this action, resides or works in the

[1] See Exhibit A for the subject matters of their testimony.

Southern District of Illinois.[2] All the directors designated as witnesses reside and work in the District of Maryland, and the meetings of the Board of Directors are held in the District of Maryland.

5. None of the alleged breaches of duties and failures to know and implement applicable rules and regulations concerning the calculation of the T. Rowe Price Fund's NAV occurred in the Southern District of Illinois. Illinois law does not govern the challenged actions and alleged failures.

6. No meetings of the Board of Directors of the T. Rowe Price Fund have ever been held in the Southern District of Illinois. No decisions affecting the T. Rowe Price Fund have ever been made in the Southern District of Illinois, and none of the records of T. Rowe Price or the T. Rowe Price Fund are located in the Southern District of Illinois.

7. Processing and other services provided to the T. Rowe Price Fund are performed in the District of Maryland — none is performed in the Southern District of Illinois. Moreover, the outside auditors to the T. Rowe Price Fund, PricewaterhouseCoopers LLP, are located in the District of Maryland.

---

[2] See Exhibit A for the subject matters of their testimony.

8. Plaintiff Edmund Woodbury is the alleged owner of only one of over 490,750[3] accounts[4] of the T. Rowe Price Fund. His financial interest in this action is negligible, and he has no personal knowledge of any of the facts — his testimony is not needed at trial.

9. Of those T. Rowe Price Fund accounts, only a minute portion — 2244 or 0.46% — could be identified as having addresses in the Southern District of Illinois.

10. The T. Rowe Price Fund has approximately 542,800,000 shares outstanding in those accounts; only a minute portion — 0.26% thereof — could be identified as being owned by accounts in the Southern District of Illinois.

11. This action could have been brought in the District of Maryland.

12. In sum, the failure to transfer this action would result in substantial inconvenience, disruption of business and increased costs to T. Rowe Price and the pertinent witnesses, whereas plaintiff Edmund Woodbury would not be inconvenienced by a transfer of this action to the District of Maryland since his testimony is not required at trial, and he has a negligible financial stake in the outcome of this litigation.

---

[3] All figures in this and subsequent paragraphs are as of September 30, 2003.

[4] Included in these accounts, are omnibus accounts whose holders are not identifiable or known to T. Rowe Price.

13. Transfer of this action to the District of Maryland would not result in any delay in the trial of this action.

Henry H. Hopkins

Sworn to before me this
19th day of November, 2003.

SHARON A. GLOVER NOTARY PUBLIC HARFORD CO., MD.

Sharon A. Glover
Notary Public
Expiration 9/1/2007

EXHIBIT A

NAME	ADDRESS	POSITION	SUBJECT
Anthony W. Deering*	Baltimore, MD	Disinterested Director of T. Rowe Price Fund	Board consideration and approval of fair value pricing policies and procedures
Dr. F. Pierce Linaweaver*	Lutherville, MD	Disinterested Director of T. Rowe Price Fund	Board consideration and approval of fair value pricing policies and procedures
M. David Testa	Baltimore, MD	Director and Vice President of T. Rowe Price Fund; Chairman of the Board and Director of T. Rowe Price International, Inc.; Chief Investment Officer, Director and Vice President of T. Rowe Price Associates, Inc.	Board consideration and approval of fair value pricing policies and procedures; conception and creation of fair value pricing policies and procedures
James S. Riepe	Baltimore, MD	Chairman of the Board and Director of T. Rowe Price Fund; Director, T. Rowe Price International, Inc.; Director and Vice President of T. Rowe Price Associates, Inc.	Board consideration and approval of fair value pricing policies and procedures
Roger L. Fiery	Baltimore, MD	Vice President of the T. Rowe Price Fund, T. Rowe Price International, Inc and T. Rowe Price Associates, Inc.; Member of the Valuation Committee	Implementation of fair value pricing procedures
Kenneth D. Fuller*	Baltimore, MD	Vice President of T. Rowe Price Associates, Inc.; Member of the	Implementation of fair value pricing procedures;

In the United States District Court
for the Southern District of Illinois

T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith, individually and on behalf of all others similarly situated, Plaintiffs, - against - T. Rowe Price International Funds, Inc., a corporation, T. Rowe Price International, Inc., Artisan Funds, Inc., a corporation, Artisan Partners Limited Partnership, AIM International Funds, Inc., a corporation and A I M Advisors, Inc., Defendants.	:	03-cv-673 DRH

Order

Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc.'s Motion to Transfer the action against them to the United States District Court for the District of Maryland pursuant to 28 U.S.C. § 1404(a) (Doc. #______) is granted.

Dated this __________ day of _________________, 2003.

So Ordered:

____
David R. Herndon
United States District Judge